Exhibit 99.1

RIO ALTO MINING LIMITED

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2014

March 13, 2015

TABLE OF CONTENTS

INTRODUCTION	2
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	2
GLOSSARY OF TERMS	4
PRELIMINARY NOTES	9
CORPORATE STRUCTURE	11
GENERAL DEVELOPMENT OF THE BUSINESS	13
DESCRIPTION OF THE BUSINESS	18
LA ARENA PROJECT	19
SHAHUINDO GOLD PROJECT	31
RISK FACTORS	55
DIVIDENDS	64
CAPITAL STRUCTURE	64
MARKET FOR SECURITIES	64
DIRECTORS AND OFFICERS	66
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	72
TRANSFER AGENTS AND REGISTRARS	73
MATERIAL CONTRACTS	73
INTERESTS OF EXPERTS	73
ADDITIONAL INFORMATION	74
SCHEDULE A	75

INTRODUCTION

This is the Annual Information Form for Rio Alto Mining Limited (“Rio Alto” or the “Company”) dated as at March 13, 2015. Unless otherwise indicated, information in this Annual Information Form is provided as of December 31, 2014.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Information Form and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Information Form contains forward-looking statements, pertaining to the following:

  capital expenditure programs and cash flow estimates;

  development of mineral resources and reserves;

  treatment under governmental regulatory and taxation regimes and other governmental financial regimes;

  expenditures to be made by the Company to meet certain work commitments;

  work plans to be conducted by the Company;

  the Company’s exploration plan with respect to the Shahuindo Project and estimated timing for production of gold;

  the production of gold and copper from the Company’s La Arena Project;

  its proposed business combination with Tahoe Resources Inc.

With respect to forward-looking statements listed above and contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

  the legislative and regulatory environment;

  the impact of increasing competition;

  unpredictable changes to the market prices for gold, copper and other metals;

  that costs related to development and operation of mine properties remain consistent with historical experiences;

  anticipated results of exploration, development and production activities.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  uncertainties regarding regulatory, taxation and other governmental financial regimes;

  volatility in the market prices for mineral products and metals;

  uncertainties associated with estimating resources and reserves;

  geological, technical, drilling and processing problems;

  liabilities and risks, including environmental liabilities and risks, inherent in the mining and mineral exploration business;

  fluctuations in currency and interest rates;

  incorrect assessments of the value of acquisitions;

  unanticipated results of exploration activities;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  unanticipated community relations problems; and

  unpredictable weather conditions.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors set forth above.

The Corporation has included the above summary of assumptions and risks related to forward-looking statements provided in this Annual Information Form in order to provide investors with a more complete perspective on the Corporation’s current and future operations and such information may not be appropriate for other purposes.

Additional information on these and other factors is available in the reports filed by the Company with Canadian securities regulators at www.sedar.com or with the Edgar filing system at www.sec.gov in the United States.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this AIF, or the MD&A disclosure incorporated by reference herein, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. The Company undertakes no obligation to publicly update or revise any forward-looking information in this AIF or the MD&A disclosure incorporated by reference herein whether as a result of new information, future events or otherwise, except as required by law.

GLOSSARY OF TERMS

In this Annual Information Form, the terms set forth below have the meanings indicated:

“2010 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Coffey Mining on the La Arena Project on behalf of the Company with an effective date of July 31, 2010;

“2011 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Kirk Mining Consultants on the La Arena Project on behalf of the Company with an effective date of September 30, 2011;

“2013 Technical Report” means the report entitled “La Arena Project, Peru, Technical Report (NI 43-101)” prepared by Kirk Mining Consultants on the La Arena Project on behalf of the Company with an effective date of January 1, 2013 and dated May 31, 2013;

“2014 Technical Report” means the report entitled “La Arena Project, Peru” prepared by Mining Plus Peru SAC on the La Arena Project on behalf of the Company with an effective date of December 31, 2013 and dated March 28, 2014;

“2015 Technical Report” means the technical report titled “La Arena Project, Peru, Technical Report (NI 43-101)” on the La Area Project with an effective date of December 31, 2014 and dated February 27, 2015;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.B-15, as amended, including all regulations promulgated thereunder;

“Affiliate” means a company that is affiliated with another company as described below.

A company is an “Affiliate” of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is “controlled” by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(c)	a company controlled by that Person, or

(d)	an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“assay” is an analysis to determine the amount or proportion of the element of interest contained within a sample;

“Associate” when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)	any partner of the Person,

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member Company or holding company of a Member Company, then such determination shall be determinative of their relations in the application of Rule D with respect to that Member firm, Member Company or holding company;

“CDN” means Canadian Dollars;

“Coffey Mining” means Coffey Mining Pty Ltd.;

“Common Shares” means the common shares in the capital of the Company;

“concentrate” is a processed product containing valuable ore mineral from which most of the waste mineral has been removed;

“contained ounces” represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process;

“Company” or “Rio Alto” means Rio Alto Mining Limited;

“concession” is that portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface;

“crushing” means the breaking of ore from the size delivered from the mine into smaller more uniform fragments;

“cut-off grade” is the minimum metal grade at which material can be economically mined and processed at designated metal sale prices and is used in the calculation of ore reserves;

“DC” means diamond core;

“development” is work carried out for the purpose of opening up a mineral deposit. In an open pit mine this includes the removal of overburden or waste rock. In an underground mine this includes shaft sinking, ramping, crosscutting, drifting and raising;

“dilution” is sub-economic material unavoidably included with mined ore, lowering the overall mined grade;

“doré” is unrefined gold and silver bullion bars that will be refined into almost pure metal;

“drift” is a horizontal or near horizontal tunnel driven within or alongside an ore body and aligned parallel to the long dimension of the ore;

“drilling” generally consists of core drilling, reverse circulation drilling, conventional rotary drilling and in-fill drilling. “Core drilling” is a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected for examination. “Reverse circulation” drilling is a drilling method that uses a rotating cutting bit within a double-walled drill pipe that produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the pipe for examination. “Conventional rotary” is a drilling method that produces rock chips similar to reverse circulation drilling, except that the sample is collected using a single-walled pipe. Air or water circulates down the center of the pipe and returns chips to the surface around the outside of the pipe. “In-fill” drilling is the collection of additional samples between existing samples used to provide more geologic detail and provide more closely-spaced assay data;

“EDGAR” is the Electronic Data Gathering, Analysis, and Retrieval system of the U.S. Securities and Exchange Commission (SEC) available at www.sec.gov;

“Effective Date” means the date of this Annual Information Form, March 13, 2015;

“exploration” is prospecting, sampling, mapping, drilling and other work involved in locating the presence of potentially economic mineral deposits and establishing the nature, shape and grade of such deposits;

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste;

“g/t” means grams per tonne;

“g/t Au” means grams per tonne gold;

“Gold Prepayment Facility” means the facility entered into between the Company and Red Kite dated October 15, 2010, as amended;

“grade” is the amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals;

“g/t Ag” means grams per tonne silver;

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Kirk Mining Consultants” means Kirk Mining Consultants Pty Ltd;

“La Arena” means La Arena S.A., a Company incorporated under the laws of the country of Peru;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 43,167 hectares consisting of the mining concessions held by La Arena which host the La Arena Gold Oxide Mine and Phase II;

“La Arena Sulphide Project” or “La Arena Phase II” means the copper-gold sulphide project located within the La Arena Project;

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mining concessions” means the 43 mining concessions held by La Arena under Peruvian law;

“MP Peru SAC” means Mining Plus Peru SAC;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators;

“NYSE” means New York Stock Exchange;

“open pit mine” is a mine where materials are removed from a working that is open to the surface;

“ore” is rock containing metallic or non-metallic minerals that can be mined and processed at a profit;

“ore body” is a sufficiently large amount of ore that is contiguous and can be mined economically;

“oxide ore” is mineralized rock in which some of the original materials have been oxidized. Oxidization tends to make ore more amenable to cyanide solutions so that minute particles of gold will be dissolved;

“probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Qualified Person” means a “qualified person” as defined in NI 43-101;

“RC” means reverse core;

“recovery rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as the percentage of the material recovered compared to the total material originally present;

“Red Kite” means Red Kite Explorer Trust;

“refining” is the final stage of metal production in which impurities are removed from semi-processed metal;

“SEDAR” is the System for Electronic Document Analysis and Retrieval for all Canadian public companies operated by the Canadian Securities Administrators (CSA) available at www.sedar.com;

“Shahuindo Gold” means Shahuindo Gold Limited, formerly named Sulliden Gold Corporation Ltd;

“Shahuindo Project” means the mineral rights and interests to explore and exploit minerals from approximately 9,238 hectare located in the Cachachi District, Cajabamba Province, Cajamarca Region consisting of three mining concessions held by wholly-owned by Shahuindo S.A.C.;

“Shahuindo Technical Report” means the technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba Peru” dated November 9, 2012;

“Sulliden” means Sulliden Gold Corporation Ltd.;

“TSXV” means the TSX Venture Exchange;

“TSX” means the Toronto Stock Exchange;

“USD” means United States dollars. All amounts are in USD except where otherwise defined; and

“Yamobamba” means Empresa de Energia Yamobamba S.A.C. a wholly-owned subsidiary of La Arena.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. Unless otherwise specified in this Annual Information Form, all references to “dollars”, “$” or “CDN dollars” are to Canadian dollars, and all references to “US$” are references to United States dollars.

PRELIMINARY NOTES

Abbreviations and Conversions

In this Annual Information Form, the following abbreviations and conversions are used:

Abbreviations

Au	Gold
Ag	Silver
Cu	Copper

Conversions

To convert from	To	Multiply by
Troy ounces	Grams	31.10348
Troy ounces per short ton	Grams per tonne	34.28600
Pounds	Tonnes	0.00045
Tons	Tonnes	0.90718
Tonnes	Pounds	2,204.6
Part per million (ppm)	Grams	1.0
Feet	Meters	0.30480
Miles	Kilometres	1.6093
Acres	Hectares	0.40468

Scientific and Technical Information

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under NI 43-101. All of the scientific and technical disclosure contained in this Annual Information Form regarding the La Arena Project and the Shahuindo Project has been reviewed and approved by Mr. Garay. For additional information regarding the La Arena Project and the Shahuindo Project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see the 2015 Technical Report and the Shahuindo Technical Report, copies of which are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

The exploration programs described in this Annual Information Form are prepared and/or designed and carried out under the supervision of Mr. Garay The scientific and technical information in this Annual Information Form has been updated with current information where applicable.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on November 27, 2010.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form and the documents incorporated by reference have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this Annual Information Form and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and information with respect to mineralization and Mineral Reserves and Mineral Resources contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms ‘‘Measured Resources’’, ‘‘Indicated Resources’’ and ‘‘Inferred Resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The requirements of NI 43-101 for identification of “reserves’” are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. U.S. investors should also understand that “Inferred Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, disclosure must not be made of the results of an economic analysis that include “Inferred Resources”, except in certain cases. Disclosure of “contained ounces” in a Mineral Resource is a permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part of a “Measured Resource” or “Indicated Resource” will ever be converted into a “reserve”. It cannot be assumed that all or any parts of “Inferred Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category.

Documents Incorporated by Reference

The 2015 Technical Report and the Shahuindo Technical Report are incorporated by reference into this Annual Information Form, a copy of both of these documents is available under the

Company’s SEDAR profile at www.sedar.com and on Form 40F under the Company’s EDGAR profile at www.sec.gov, respectively.

CORPORATE STRUCTURE

Name, Address and Inter-Corporate Relations

The Company’s head office is at 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Its principal business office is Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office is located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The Company’s name is Rio Alto Mining Limited and it is incorporated under the ABCA. The following paragraphs describe amendments to the Company’s articles and constating documents since it was originally incorporated in 1987.

The Company was incorporated as “Waterford Resources Inc.” pursuant to the Company Act (British Columbia) on April 3, 1987. By an Altered Memorandum, as altered by a special resolution passed on May 28, 1992, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of four old common shares for one new common share and the name of the Company was changed to “Premier Minerals Ltd.”. A Certificate of Change of Name was issued on June 2, 1993, with respect to the name change to “Premier Minerals Ltd.”. By an Altered Memorandum, as altered by a special resolution passed on March 20, 2000, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of two old common shares for one new common share and the name of the Company was changed to “Premier Diamond Corp.”. A Certificate of Change of Name was issued on March 2, 2001, with respect to the name change to “Premier Diamond Corp.”. On June 24, 2005, the Company was transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia). On May 7, 2007 Premier Diamond Corp. was continued from the Province of British Columbia into the Province of Alberta and changed its name to Mexican Silver Mines Ltd.

On June 25, 2009, the Company acquired all of the securities of Rio Alto and on July 24, 2009, completed an amalgamation whereby its name was changed to “Rio Alto Mining Limited”.

On September 29, 2010, the shareholders of the Company revised the articles of the Company to permit the holding of shareholders’ meetings in Lima, Peru.
On August 5, 2014, the Company acquired all of the securities of Sulliden. See section “Significant Acquisitions” for more details of the acquisition.

Inter-company Relationships

Currently and as at December 31, 2014, the Company has four direct wholly-owned subsidiaries and seven indirectly held wholly-owned subsidiaries: Rio Alto S.A.C., incorporated under the laws of Peru, Mexican Silver (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, Rio Alto Insurance Ltd, a company incorporated under the laws of Barbados, and Shahuindo Gold Limited, a company incorporated under the laws of Ontario, Canada. Mexican Silver (Guernsey) Limited holds all of the issued and outstanding securities of La Arena S.A. and, in turn, La Arena S.A. holds all of the issued and outstanding securities of Empresa de Energía Yamobamba SAC, companies incorporated under the laws of Peru. Shahuindo Gold Ltd. holds all of the issued and outstanding securities of Sulliden Capital SA, Sulliden Minerals SA, which are both incorporated under the laws of Panama, Empresa de Transmision de Cajabamba SAC, incorporated under the laws of Peru, and Shahuindo SAC, incorporated under the laws of Peru, which in turn holds 99.89% of the shares of Minera Sulliden Peru, incorporated under the laws of Peru. A corporate organization chart showing the relationships between the companies is shown below.

(1)

99.99% of the issued and outstanding securities of La Arena S. A., being 144,631,084 shares, are owned by the Company. The remaining 1 share of issued capital being owned and held in trust by Jaime Soldi for the benefit of the Company.

(2)

99.99% of the issued and outstanding of the Empresa de Energía Yamobamba, being 2,100,999 shares, are owned by La Arena S.A. The remaining 1 share of issued capital is owned and held in trust by Jaime Soldi for the benefit of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years.

Financial year ended December 31, 2012

On January 5, 2012, the Company announced updated mineral resource estimates for the La Arena Project. The updated oxide mineral resource estimate is limited to the Calaorco and Ethel deposits plus a zone of oxide material containing 300ppm – 1000ppm copper to the east of Calaorco. The updated mineral resource estimate for the La Arena Sulphide Project incorporates an additional 3,879 meters of diamond drilling and 21,904 meters of reverse circulation drilling when compared to the previous resource estimate provided in the 2010 Technical Report. Detailed results can be found in the 2011 Technical Report and is also discussed in more details under “La Arena Project” section below.

On January 23, 2012, the Company announced the appointment of Alex Black as Chief Executive Officer and Victor Gobitz as Chief Operating Officer. On February 17, 2012, the Company filed the 2011 Technical Report. The Company moved from the TSXV to the TSX and from the “junior sector” to the “senior sector” of the Bolsa de Valores de Lima and the Company’s Common Shares began trading on the TSX effective February 24, 2012.

On July 30, 2012, Empresa de Energia Yamobamba was incorporated and began construction of a power distribution network in Peru to service La Arena and possibly others in the immediate area.

On September 17, 2012, the Company entered into a letter of intent with Duran Ventures Inc. (“Duran”) that sets out the basic terms and conditions whereby Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property and a 65% interest in Duran’s Ichuña Copper-Silver Property. The letter of intent also provided for a $750,000 equity investment by Rio Alto in Duran.

On October 2, 2012, the Company incorporated Rio Alto Insurance Ltd. as a captive insurance company. The purpose of the captive is to partially insure various risks at La Arena and Yamobamba.

On December 21, 2012, the Company commenced trading on the New York Stock Exchange under the ticker symbol “RIOM”.

Financial Year Ended December 31, 2013

On January 11, 2013, the Company announced that its La Arena Gold Oxide Mine had produced 201,113 ounces of gold in 2012.

On January 24, 2013, the Company and Duran entered into an Option and Joint Venture Agreement (the “Duran Agreement”) in respect of the Minasnioc and Ichuna properties.

On February 7, 2013, the Company signed a non-binding letter of intent (“LOI”) with Santa Barbara Resources Limited (“Santa Barbara”) whereby the Company would have the option to acquire up to 51% interest in the Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500,000 in expenditures at a minimum rate of $1,500,000 a year and by paying Santa Barbara $250,000 on signing the LOI, as well as $500,000 not later than at the 51%

option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision. Under the LOI, the Company would pay Santa Barbara an additional $500,000 to Santa Barbara upon its acquisition of the 15% interest.

On February 13, 2013, the Company completed a non-brokered private placement with Santa Barbara, purchasing 2,500,000 common shares of Santa Barbara at a purchase price of $0.08CDN per share, for total proceeds of $200,000CDN.

On February 25, 2013, the Company announced that its 2013 gold production was anticipated to be in the range of 190,000 to 210,000 ounces.

On March 6, 2013, the Company announced that it had intersected 78 meters of 1.34 grams per tonne gold at La Colorada.

On April 16, 2013, the Company announced that it had increased mineral reserves and resources at La Arena, effective January 1, 2013. The updated oxide mineral resource estimate in the 2013 Technical Report included:

  122.0 million tonnes grading 0.42 g/t gold in the measured and indicated categories containing 1,658,000 ounces of gold, which after mining 295,018 ounces during the September 30, 2011 to December 31, 2012 period represents an increase of 174,000 gold ounces (12%) from the oxide mineral resource estimate in the 2011 Technical Report.

  5.4 million tonnes grading 0.37 g/t gold in the inferred category containing 65,000 ounces of gold representing a decrease of 25,000 gold ounces from the oxide mineral resource estimate in the 2011 Technical Report.

The updated sulphide mineral resource estimate contained:

  561.7 million tonnes grading 0.30% copper per tonne and 0.21 g/t gold in the indicated category containing 3,746 million pounds of copper and 3.83 million ounces of gold representing an increase of 1,739 million pounds of copper (87%) and 1,407,000 gold ounces (58%) from the indicated sulphide mineral resource estimate in the 2011 Technical Report.

  32.5 million tonnes grading 0.19% copper per tonne and 0.11 g/t gold in the inferred category containing 137 million pounds of copper and 0.116 million ounces of gold representing a decrease of 1,997 million pounds of copper and 1,959,000 gold ounces from the inferred sulphide mineral resource estimate in the 2011 Technical Report.

On June 3, 2013, the Company announced Victor Gobitz stepped down from the role of Chief Operating Officer of the Company, effective June 30, 2013. Mr. Gobitz retained his position as a member of the Board of Directors. The Company also announced the appointment of Augusto Chung to the role of Project Director – La Arena Phase II.

Effective June 24, 2013, the Company and Santa Barbara entered into an Option and Joint Venture Agreement with respect to the Sancos property based on the terms of the LOI.

On October 23, 2013, the Company announced the appointment of Eduardo de Mola to the role of Chief Operating Officer.

Financial year ended December 31, 2014

On January 6, 2014, the Company announced it that it has received formal notification from the General Bureau of Environmental Affairs of the Ministry of Energy and Mines of Peru (“MME”), and through Directorial Resolution N° 515-2013-MEM/AAM dated December 27, 2013, the MME approved modifications to the current environmental impact study (“EIA”) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

On January 20, 2014, due to other priorities the Company terminated the Option and Joint Venture Agreement with Santa Barbara in respect of the Sancos property. The Company has no ongoing obligation with respect to the Option and Joint Venture Agreement.

On January 21, 2014, the Company announced it produced a record 214,742 ounces of gold in 2013.

On February 24, 2014, the Company announced new reserves information (with an effective date of December 31, 2013, included in the 2014 Technical Report), including increased oxide reserves of 1.08 million ounces of gold, comprising 78.2 million tonnes at an average grade of 0.43 g/t gold. The Company also announced anticipated production of 190,000 to 210,000 ounces of gold in 2014, adjusted operating costs for 2014 of $625 to $700 per ounce of gold sold, all-in sustaining costs (including selling, general and administrative costs, exploration, and sustaining capital) of $825 to $900 per ounce and all-in costs of $1,000 to $1,100 per ounce for the year.

On March 28, 2014, the Company filed the 2014 Technical Report on SEDAR and EDGAR.

On April 1, 2014, the Company announced Anthony Hawkshaw, Chief Financial Officer, was retiring effective May 1, 2014, would not stand for reelection as a director, and was replaced by Kathryn Johnson.

On May 15, 2014, the Company announced assay results from 19 RC drill holes within and around the Calaorco Pit at the La Arena Gold Oxide Mine. In total, the Company announced that it drilled 314 meters at 0.7 g/t Au at the La Arena Gold Oxide Mine. The more significant intercepts from this drilling program included:

On May 21, 2014, the Company announced it had entered into a binding letter of intent to complete a business combination with Sulliden (the “Sulliden Transaction”). Pursuant to the terms of the proposed Sulliden Transaction, Rio Alto would acquire all of the issued and outstanding Sulliden common shares on the basis of one Sulliden common share for 0.525 of a Rio Alto common share. In addition, as part of the transaction, Sulliden shareholders would receive 0.10 of a common share in a newly incorporated company (“SpinCo”) for each Sulliden common share held. SpinCo will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately $25 million in cash. Each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of a SpinCo common share.

On May 28, 2014, the Company acquired 8.6% of issued and outstanding Sulliden common shares from Agnico Eagle Limited.

On June 12, 2014, the Company announced the resignation of director Roger Norwich due to health and personal reasons.

On June 13, 2014, the Company announced it, together with Sulliden, signed a definitive arrangement agreement with respect to the Sulliden Transaction.

On June 16, 2014, the Company announced it obtained a commitment letter from Banco de Crédito del Perú that provides for a financing for aggregate proceeds of USD$70 million.

On July 16, 2014, the Company announced it had fulfilled its obligations to Red Kite Explorer Trust in relation to the Gold Prepayment Agreement and the USD$3 million operating loan.

Pursuant to the policies of the TSX, the Company sought and obtained approval from shareholders of the Company for the issuance of Rio Alto common shares to shareholders of Sulliden as part of the Sulliden Transaction on July 30, 2014, and the Sulliden Transaction closed on August 5, 2014.

On September 29, 2014, the Company announced that it had completed the 2014 oxide drilling program for the year at the La Arena Gold Oxide Mine. The more significant intercepts of the 29 RC drill holes were:

  CA-R14-022 - 168 m @ 0.38 g/t Au, of which 14 m @ 1.54 g/t Au being outside the 2014 Reserve Pit.

  CA-R14-48 - 156 m @ 0.54 g/t Au, of which 30 m @ 1.54 g/t Au being outside the 2014 Reserve Pit.

In addition, 27 out of the 29 drill holes intersected gold mineralization at grades above the current mining cut-off grade.

Of the total 48 RC drill holes completed during 2014, 10 RC drill holes ended in oxide mineralization, namely: CA-R14-007 (16 m @ 1.28 g/t Au); CA-R14-016 (16 m @ 1.38 g/t Au); CA-R14-019 (18 m @ 0.32 g/t Au); CA-R14-023 (20 m @ 0.48 g/t Au); CA-R14-025 (42 m @ 0.76 g/t Au); CA-R14-027 (10 m @ 0.41 g/t Au); CA-R14-034 (12 m @ 1.83 g/t Au); CA-R14-038 (46 m @ 0.65 g/t Au); CA-R14-040 (76 m @ 1.06 g/t Au); and CA-R14-043 (34 m @ 0.81 g/t Au).

On December 1, 2014, the Company announced management estimates on the capex required to achieve first gold production at the Shahuindo Project. Management estimated that that Phase 1 capital expenditures at the Shahuindo Project would be US$70 million and that first gold production would take place by January 2016.

Subsequent to the year ended December 31, 2014

On January 12, 2015, the Company announced that in 2015 it has decided to be prudent with its cash and reduce further oxide gold exploration until the current volatility of the gold price stabilizes. A total of $7.4 million was originally budgeted to further test extensions to gold oxide mineralization around the Calaorco open pit. The Company announced that the budget for further testing of extensions will be reduced to $1.2 million for 2015.

On January 19, 2015, the Company completed the sale-leaseback of the Yamobamba substation for proceeds of US$20 million with a corresponding increase of US$20 million in Rio Alto’s debt in the form of a capital lease.

On February 5, 2015, the Company announced year-end reserves and resources for the La Arena Gold Oxide Mine, as well as new reserves for La Arena Phase II. Additional details regarding the reserves and resources for the La Arena Gold Oxide Mine and La Arena Phase II can be found in the 2015 Technical Report, a copy of which is incorporated by reference herein and is available on SEDAR under the Company’s profile at www.sedar.com.

On February 9, 2015, the Company announced that it has entered into an arrangement agreement (“Tahoe Arrangement Agreement”) with Tahoe Resources Inc. (“Tahoe”) to pursue a business combination of the two companies via a plan of arrangement under the ABCA (the “Tahoe Arrangement”). Under the terms of the Tahoe Arrangement Agreement, Tahoe will acquire all of the issued and outstanding Rio Alto common shares in exchange for common shares of Tahoe (each a “Tahoe Share”) on the basis of 0.227 of one Tahoe Share and $0.001 in cash for each Rio Alto common share acquired. The Tahoe Arrangement is subject to a number of specified conditions, including, among others, approval of the Court of Queen’s Bench of Alberta and approval of the Tahoe Arrangement by shareholders of Rio Alto at an upcoming special meeting of shareholders scheduled for March 30, 2015, and approval of the issuance of Tahoe Shares by shareholders of Tahoe. Tahoe announced on February 25, 2015 that it had obtained written consent from Tahoe shareholders with ownership, control or direction over more than 50% of Tahoe Shares for the issuance of Tahoe Shares to Rio Alto shareholders under the proposed transaction. For additional information regarding the Tahoe Arrangement, please refer to the management proxy and information circular of the Company dated February 27, 2015 and the accompanying management information circular supplement, a copy of which is available on SEDAR under the Company’s profile at www.sedar.com.

On March 3, 2015, the Company filed the 2015 Technical Report on SEDAR.

Pursuant to an off take agreement (the “Gold Purchase Agreement”), the Company agreed to sell gold produced from the Calaorco breccia and Ethel breccia bodies of gold oxide mineralization located within the property encompassing the La Arena Project, as more particularly described in the 2010 Technical Report. The Company had previously reported that it estimated this amount to be up to 634,000 ounces of gold and that it had delivered the estimated remaining ounces of gold to fulfill its obligations under the Gold Purchase Agreement. The Gold Purchase Agreement makes reference to the 2010 Technical Report, which estimated that the ore bodies contained approximately 634,000 ounces of gold. However, as more particularly described in the 2015 Technical Report, the gold mineral resources and mineral reserves of the body of gold oxide mineralization within the Calaorco pit described in the 2010 Technical Report have increased, while the Ethel pit has been exhausted through mining. As a result of the increased gold mineral resources and mineral reserves, the contracting parties are working together to reach an agreed upon interpretation of the Gold Purchase Agreement. Management cannot, at this time, reasonably estimate the number of ounces, if any, that the Company, will be obligated to deliver to the counterparty over and above the 634,000 ounces already delivered through October 2014. In the interim, Rio Alto has voluntarily re-commenced delivery of gold produced from the Calaorco pit to the counterparty with a view to reaching an agreement regarding the interpretation of the Gold Purchase Agreement.

Significant Acquisitions

On August 5, 2014, Rio Alto completed the Sulliden Transaction by acquiring all of the outstanding shares of Sulliden on the basis of 0.525 of a Rio Alto common share per each Sulliden common share. The key asset acquired in the Sulliden Transaction is the Shahuindo Project in Peru, which is owned by the now 100% owned subsidiary Shahuindo S.A.C. and is in the development phase. For additional information regarding the Sulliden Transaction, please refer to the business acquisition report dated August 11, 2014, a copy of which is available on SEDAR under the Company’s profile at www.sedar.com.

DESCRIPTION OF THE BUSINESS

General Information

The Company’s main business includes: (i) the mining, production and sale of gold from the La Arena Gold Oxide Mine located in Peru; (ii) the exploration and development of the Shahuindo Project, also located in Peru, approximately 30 km away from the La Arena Project; and (iii) the exploration of La Arena Phase II (the sulphide project forming part of the La Arena Project).

Revenue from the sale of gold produced from the La Arena Gold Oxide Mine amounted to $269.8 million (99.8%) for 2014, $284.6 million (99.8%) for 2013 and $316.2 million (99.9%) for 2012.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for (i) the acquisition of attractive mineral properties; (ii) qualified service providers and labour; and (iii) equipment and suppliers. The ability of the Company to acquire gold and other mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and development. See “Risk Factors - Competition”.

Employees

As at December 31, 2014, the Company and its subsidiaries had a total of 1,124 employees and 990 people hired through subcontractors.

Social and Environmental Protection Policies

The current and future operations of the Company, including development and mining activities, are subject to extensive federal, provincial and local laws and regulations governing environmental protection, including protection and remediation of the environment and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.

The Company has assisted members of the communities directly affected by the planned development of the La Arena Gold Project by:

  helping them to establish a company, Consorcio La Arena SA, that acts as a hiring agent for the provision of skilled and unskilled workers to the project development;

  completed the design of a new school and completed its construction;

  providing a service to bus children to school;

  assisted people to establish several small business initiatives;

  providing medical services; and

  providing various training programs, such as, safety training and driver education.

The Company has 18 full-time employees in charge of co-ordinating community relations.

Peruvian legislation includes a comprehensive system of laws and regulations designed to protect the environment and the country’s culture heritage. The Company engages consultants as needed and has 7 full-time employees to ensure compliance with such Peruvian legislation.

PRINCIPAL PROPERTIES - LA ARENA PROJECT

The La Arena Project consists of the currently producing La Arena Gold Oxide Mine and the copper-gold project known as La Arena Phase II. Oxide Mineral Resources and Reserves at the La Arena Gold Oxide Mine was last reported by Rio Alto in the 2014 Technical Report and sulphide resources at La Arena Phase II was previously based on the 2013 Technical Report. The 2015 Technical Report, which was filed by the Company on March 3, 2015, provides updated reserves and resources for the La Arena Gold Oxide Mine as well as results of a completed pre-feasibility study on La Area Phase II.

A more complete description of the La Arena Project may be found within the 2015 Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the 2015 Technical Report. The 2015 Technical Report was prepared on behalf of the Company in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the 2015 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the 2015 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2015 Technical Report. Readers are encouraged to read the full 2015 Technical Report.

The summary of the La Arena Project set out below has been extracted from the “Executive Summary” of the 2015 Technical Report that is expected to be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on March 2, 2015, and which is incorporated by reference herein.

“Executive Summary”

1.1 Introduction

Mining Plus Peru S.A.C. was commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), the Lima Stock Exchange (BVL) to prepare a NI 43-101 Technical Report (Report) of the La Arena gold-copper project (La Arena Project) in Peru.

The following two events have triggered an updated NI 43-101 report for La Arena Project.

1.

An update gold oxide reserve and resource estimates for oxide project as additional data of the Reverse Circulation infill drill program is available. Gold inventory has been updated as a result of the in-fill drilling program completed with updated cost estimates.

2.

The Pre-Feasibility Study on the sulfide Cu-Au deposit, also known as La Arena Phase II Project, has been finalized. A Pre-Feasibility Study was completed in January 2015 by Ausenco on the Cu-Au sulfide material located on the East side of the current oxide pit. There have been no changes in the mineral resources on the sulfide deposit.

The report was completed with an effective date of December 31st, 2014.

1.2 Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3 Ownership

The mineral concessions pertaining to the La Arena Project have a total available area of 43,167 hectares. They are fully owned and registered in the name of La Arena S.A. The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in section 4) are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners. Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

1.4 Geology and Mineralization

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena oxide project consists of gold containing oxide mineralization which is predominantly of an Epithermal High Sulfidation style, hosted in oxidized sandstone-breccia within the Chimu Formation.

The Cu-Au-(Mo) sulfide mineralization is a porphyry type, which is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic with at least four intrusive events identified. The intrusive rocks vary from dacitic to andesitic; they are differentiated by texture and composition.

1.5 Exploration

Up until the effective day of this report, a total of 284,782m have been drilled at La Arena. The drilled metres are evenly split between reverse circulation (RC), at 141,591m (49.7% of the total), and core drilling (DC) at 143,191m (51.3% of the total).

The oxide domain has 19,733 m of DC drilling and 114,281 m of RC drilling, which makes a total of 134,014 metres drilled in this domain. The sulfide domain has 121,858 m of DC drilling and 28,910 m of RC drilling, for a total of 150,768 metres.

During the 2014 period, 22,087m of RC drilling were completed into the oxide domain and 4,487m were completed into the sulfide domain as part of the sterilization program near the Cu-Au sulfide project.

1.6 Production

Operations on site are currently exploiting the oxide gold reserve and are called the gold oxide Project. Oxide ore has been mined from Calaorco and Ethel pits, with the Ethel now being exhausted. Ore is being truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are mined by conventional drill and blast, load and haul methods in 8 m high benches. Loading is with 170 t face shovels and a fleet of predominantly 92 t dump trucks. The Table 1.6 1 shows the historical ore and waste production since the operations began in 2011.

Table 1.6 1 Historical Mine Production (as Mined)

	Ore Mined			Waste	Total Tonnes
Year	tonnes	Au (g/t)	Ozs	tonnes	tonnes
2011	3,663,752	0.88	103,547	4,182,371	7,846,123
2012	8,266,964	0.82	217,128	12,953,447	21,220,411
2013	13,811,137	0.60	268,223	22,997,357	36,808,494
2014	15,274,666	0.52	256,375	17,332,132	32,606,798
Total	41,016,519	0.64	845,273	57,465,307	98,481,826

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 t/d of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electrowinning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried at approximately 420oC, which also evaporates the mercury, which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

A summary of processing for the project to date is presented in Table 1.6 2. Ore dumped in the leach pad may differ from actual mined ore tonnes due to the ore rehandle from the stockpile to the leach pad.

Table 1.6 2 Leach Pad Statistics

		Head Au	Ounces Au	Ounces Au
	Ore Dumped	Grade	Dumped	Poured	Recovery
Year	(tonnes)	(%)	(oz t)	(oz t)	(%)
2011	2,466,882	1.01	80,452	51,145	77.0%
2012	7,964,954	0.84	214,090	201,733	86.8%
2013	13,148,713	0.62	261,232	215,395	85.6%
2014	16,232,916	0.50	263,940	222,492	86.1%
Sub-Total 2012-2014	37,346,583	0.62	739,262	639,620	86.1%
Total 2011 - 2014	39,813,465	0.64	819,714	690,765	85.2%

1.7 Mineral Resource Estimate

An updated model for the oxide resource was created in September 2014. The sulfide resource quoted in this report is the pre-existing January 2013 model. A small drilling program was completed in 2014 testing the sulfide breccia at the top of the sulfide domain. However, this was completed after the sulfide Cu-Au project study was commenced, and subsequent analysis shows that any changes to the sulfide model are not material to the economic viability of the Cu-Au sulfide project.

There have been additions to the oxide resource during 2014 due to additional data received from the RC infill drill program undertaken in the Calaorco area. The major changes to the oxide resource model for 2014, are:

The addition of a moderate amount of oxide resource on the western side of the Calaorco deposit and at depth in Calaorco due to a large infill RC drill program.

The deepening of the indicated oxide resource by between 20 and 100 m due to the additional data received from the drill program, and

The inclusion of more high-grade, Tilsa Style domains in the Calaorco area due to acquiring additional resource data in 2014.

Estimation methods for Au oxide domains have not changed since 2013, being Localised Uniform Conditioning (LUC) for low grade oxide mineralized domains and Ordinary Kriging (OK) for the oxide background material and Tilsa structures.

A summary of mine production reconciliation is presented in Table 1.7 1.

Table 1.7 1 Reconciliation of 2014 Resource Model - Oxide Total

	Resource Model (2014)			As-Mined			Variance to As-Mined
					Au	Au		Au
Year	Mt	Au (g/t)	Au (koz)	Mt	(g/t)	(koz)	Mt	(g/t)	Au (koz)
2011	4.6	0.77	112.7	3.7	0.88	103.5	-20%	15%	-8%
2012	10.0	0.71	230.0	8.3	0.82	217.1	-18%	15%	-6%
2013	13.2	0.57	240.8	14.5	0.59	273.1	10%	3%	13%
2014	13.2	0.51	217.4	15.3	0.52	256.4	15%	3%	18%
Project to Date	41.1	0.61	800.8	41.7	0.63	850.1	1%	5%	6%

The oxide resource is reported within an optimized undiscounted cash flow pit shell using metal prices of $1,400 / oz for Au and updated cost parameters. The resource in Table 1.7 2 is quoted at a 0.07 g/t Au cut-off grade with no constraints on copper, as high Cu grades can be blended and diluted in the open pit operation.

Table 1.7 2 Mineral Resource - Oxide Total (In Situ as at December 31st 2014)

La Arena - Oxide Gold Mineral Resources
(In Situ as at December 31st, 2014)
Within Optimized Pit Shell @ $1,400 /oz, cut-off grade 0.07 g/t Au

	Material	Tonnes	Au	Cu	Ag	Mo	Au
Classification	Type	(‘000,000 t)	g/t	%	g/t	ppm	(´000 oz)
Measured	Sediments	1.1	0.23	0.07	0.3	32.6	8
	Intrusive	9.4	0.28	0.15	0.4	61.6	86
	Colluvium	-	-	-	-	-	-
	Total	10.5	0.28	0.15	0.3	58.5	94
Indicated	Sediments	100.8	0.38	0.01	0.5	4.1	1,234
	Intrusive	19.7	0.22	0.06	0.7	9.7	137
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	123.1	0.35	0.02	0.5	5	1,399
Measured and Indicated	Sediments	102.0	0.38	0.01	0.5	4.5	1,243
	Intrusive	29.1	0.24	0.09	0.6	26.5	223
	Colluvium	2.6	0.34	0.01	0.2	2.5	28

	Total	133.6	0.35	0.03	0.5	9.2	1,494
Inferred	Sediments	2.2	0.34	0.01	0.4	2.9	24
	Intrusive	0.3	0.14	0.01	0.1	2.1	1
	Colluvium	-	-	-	-	-	-
	Total	2.5	0.31	0.01	0.4	2.8	25

The sulfide resource is reported within an optimized undiscounted cash flow pit shell using metal prices of $1,400 / oz for Au and $3.50 / lb Cu and updated cost parameters. The resource in Table 1.7 3 is quoted at a 0.12% g/t Cu cut-off grade.

Table 1.7 3 Mineral Resources - Sulfide Total (In Situ as at December 31st 2014)

La Arena – Sulfide Copper/Gold Mineral Resources
(In Situ as at January 1, 2015)
Within Optimized Pit Shell ($1,400 /oz Au, $3.5 /lb Cu), Cut-Off Grade 0.12 %Cu

	Tonnes	Au	Cu	Ag	Mo	Au	Cu
Classification	(‘000 000 t)	g/t	%	g/t	Ppm	(´000 oz)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Measured and Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Inferred	5.4	0.10	0.19	0.4	40.7	18	22,074

1.8 Mineral Reserve Estimate

1.8.1 Oxide Mineral Reserves

Oxide mineral reserves have been updated as a result of material changes in the mineral resources and updated estimating inputs. The reasons for those changes are:

An updated resource estimate based on the new drilling campaign.

A new set of inputs for the sulfide Cu-Au pit which were taken from the latest Pre-Feasibility Study report from January 2015.

The cost and operating information gained from an additional year of commercial production of the oxide gold dump leach mine.

Oxide mineral reserves have been constrained to the final pit design based on an optimized pit shell. The mineral reserve has been estimated with measured and indicated oxide mineral resources only. The pit optimization input parameters used are listed in Table 1.8 1.

Table 1.8 1 Pit optimization input parameters for Oxide Mineral Reserves

Pit Optimization Parameters for Oxide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost Sediments (direct & indirect)	$/t mined	2.08
Processing Parameters
Ore processing rate	Mt/y	13
Processing Cost Sediments	$/t leached	1.55
Processing Cost Intrusive	$/t leached	1.55
General & Administration Cost	$/t leached	1.22
Gold leaching recovery intrusive	%	83
Gold leaching recovery sediments	%	86
Economics Assumptions
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

The oxide mineral reserve, based on the December 31st 2014 Measured and Indicated Resource only, is summarized in Table 1.8 2. The Inferred resource and material below the cut-off grade of 0.1 g/t Au was reported as waste rock. The mineral reserves are reported as in-situ dry million tonnes and include 5% mining dilution and 98% mining recovery.

Table 1.8 2 La Arena - Mineral Reserve Statement for Oxide Ore

	Material	Tonnage	Au	Cu	Ag	Au
Classification	Type	(‘000 000 t)	g/t	%	g/t	(´000 oz)
Proven	Sediments	1.2	0.22	0.07	0.32	8.6
	Intrusive	8.7	0.28	0.15	0.33	77.7
Proven Stockpiled	LG stockpile	0.3	0.24	0.14	0.33	2.3
Total Proven	Total	10.2	0.27	0.14	0.33	88.6
Probable	Sediments	80.9	0.42	0.01	0.42	1,085.2
	Intrusive	12.3	0.27	0.06	0.84	105.7
Total Probable	Total	93.1	0.40	0.02	0.48	1,190.9
Proven and Probable	Sediments	82.1	0.41	0.01	0.42	1,093.8
	Intrusive	21.0	0.27	0.10	0.63	183.4
Proven Stockpile	LG stockpile	0.3	0.24	0.14	0.33	2.3
Total Proven and Probable	Total	103.3	0.39	0.03	0.47	1,279.5

Intrusive ore hosted within the oxides cannot be separated as a different ore type for processing, as it needs to be blended with sediments in order to be leached effectively. The colluvium deposit was not included in the mineral reserve due to cost of moving the national highway at this time. However, the colluvium material inside the Calaorco Pit was included in the mineral reserves as sediments. The colluvium deposit is a small shallow unconsolidated deposit of approximately 2.0 million tonnes grading 0.34 g/t gold and it is located immediately South-East of the main Calaorco Pit.

1.8.2 Sulfide Mineral Reserves

When calculating the reserve for the sulfide resource a small CAPEX constrained project was considered with strict financial hurdles. The resulting reserve at this stage is only a small portion of the total resource. The main economic assumptions used in the sulfide pit optimisation are presented in the Table 1.8 3.

The sulfide pit will be operated as an extension of the current gold mine operation. As Rio Alto operates the oxide project, the assumptions used for the sulfide project were adapted to represent the operation of the porphyry pit.

Mineral resources classified as Measured and Indicated are reported as Proven and Probable mineral reserves respectively. There were no resources classified as Measure Resources within the sulfide pit limits. Table 1.8 4 presents the Reserves Statement as of 31st of December 2014.

The tonnage and grades reported as in-situ dry tonnes and using 98% mining recovery and 5% dilution. The cut-off grade is 0.18% Cu.

Table 1.8 3 Pit optimization input parameters for Sulfide Mineral Reserves

Pit Optimization Parameters for Sulfide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost	$/t mined	1.92
Processing Parameters
Ore processing rate	Mt/y	6.57
Processing Cost	$/t milled	4.61
Process Copper Recovery Range	%	Avg. 91.1%, Range 75.9 - 92.0
Process Gold Recovery Formula	%	Avg. 38.9% Range 29.5 – 45.5
General & Administration Cost	M$/y	22.6
Economics Assumptions
Copper price	$/lb	3.0
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8.0
Royalties	%	1.0

Table 1.8 4 La Arena - Mineral Reserve Statement for Sulfide

	Tonnage	Au Grade	Cu Grade	Cu Content	Au Content
Category	(‘000 000 t)	g/t	%	‘000 lb	(‘000 Oz)
Probable	63.1	0.312	0.430	579,407	633.2

1.9 Capital and Operating Costs

1.9.1 Oxide Gold Project

The capital cost of the oxide project has been estimated by Rio Alto based on current operations.

Annual capital cost estimates are detailed in Table 1.9 1.

Table 1.9 1 Annual Capital Cost for Oxide Gold Project (in ‘000 US$)

Capex Additions for Oxide Gold Project (‘000 US$)

	2015	2016	2017	2018	2019	2020	Total
Construction	17,259	24,712	2,300	12,600	-	-	56,871
Plant	2,166	8,012	-	-	-	-	10,178
Community Relations	2,560		-	-	-	-	2,560
Permits & Engineering	1,396	-	-	-	-	-	1,396
Other Capex	2,103	2,000	-	-	-	-	4,103

Road Diversion	-	-	7,000	8,000	-	-	15,000
Land Purchases	14,548	-	-	-	-	-	14,548
Total Capex	40,032	34,723	9,300	20,600	-	-	104,656

Annual Operating cost estimates for the oxide gold project, broken down by major element, are detailed in Table 1.9 2.

Table 1.9 2 Annual Operating Cost for Oxide Gold Project (in ‘000 US$)

Total Operating Costs and Operating Profit (‘000 US$)

	2015	2016	2017	2018	2019	2020	Total
Net Revenue	257,284	222,737	212,365	187,506	181,111	171,881	1,232,884
Total Operating Expenses	117,967	137,879	141,303	127,538	126,869	98,758	750,314
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	137,817	83,358	69,562	58,467	52,743	71,624	473,570
Operating Profit Margin	53.57%	37.42%	32.76%	31.18%	29.12%	41.67%	38.41%

1.9.2 Sulfide Copper Project

An overall summary of operating costs for the sulfide project is presented in Table 1.9 3.

Table 1.9 3 Total Operating Cost Summary for the Sulfide Project

Units Cost
MINING
Mining Direct Cost ($ / t mined)	1.32
Mining Maintenance ($/mined)	0.02
Mining Indirects ($/mined)	0.60
PROCESSING
Power	1.73
Reagents & Consumables	1.30
Labour	0.66
Maintenance & Mobile Equipment	0.93
Total Processing Cost ($ / t milled)	4.61
GENERAL AND ADMINISTRATION	$22.6 M/y

Ausenco has estimated an initial CAPEX of USD 314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional USD 61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of USD 415.5 million (including $40 million Mine Closure), for the 63Mt starter project.

The sensitivity analysis on the NPV and IRR for the sulfide project is shown in the Table 1.9 4:

Table 1.9 4 Sensitivity Analysis for the Sulfide Project

	After Tax NPV
Interest Rate	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

1.10 Interpretation and Conclusions

The increase in the gold oxide Resource is primarily due to the definition of extra resource to the west and at depth in Calaorco, as a direct result of the 2014 drilling program.

Oxide Mineral Reserves have increased due to the physical extension of the mineralization of the oxide deposit reflected in the new Mineral Resource estimates. The gold price of US$ 1,200 per ounce was not changed from the previous estimates and only costs were updated based on the performance of the year 2014.

The La Arena oxide mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

The sulfide project reserve pit at 63 Mt is the starter pit which provides 10 years of steady mill feed at 18,000 t/d to the processing plant. The trade-off analysis conducted in Section 15 shows that this pit size represents the best discounted value for the project with lowest CAPEX. However, this pit is only a portion of a potentially larger pit from the 274 Mt resource.

The La Arena mine site was connected to the Peru power supply grid during September 2014.

1.11 Recommendations

1.111.1 Oxide Gold project

Define the northern strike extensions to the current gold oxide Resource through ongoing RC infill and extensional drilling.

Review the mine production plan for the sulfide project and smooth the total rock moved per period. An opportunity to reduce the peaks and lows on the mine production schedule was identified which allow better equipment utilization.

An opportunity exists to optimise stockpilling with a detailed schedule.

Carry out additional leaching test on blended material.

Carry out carbon adsorption tests with pregnant liquor from leaching tests in order to identify carbon loading capacity when high copper ore is leached.

1.111.2 Oxide Gold project

Additional variability flotation tests at optimized conditions should be conducted with new samples from drill holes samples inside the current pit design.

Conduct leaching tests of pyrite concentrate and cleaner scavenger tailings using a regrinding stage to determine if economic recovery of gold from these streams is feasible.

Future plant investigations may include gravity gold recovery tests on the cleaner scavenger tailings to determine if gold losses in tailings can be reduced and to produce a gravity concentrate that can be combined with the final copper concentrate.

Perform additional testing on the sulfide waste rock facilities to better refine their physical and mechanical properties to further develop the stacking and the PAG waste rock encapsulation and leachate collection strategy;

A revision to the Calaorco tailings feasibility study is required to incorporate the changes in Calaorco pit geometry.

Complete purchasing the land required for the gold oxide project, for the public road deviation, and continued land purchases for the sulfide project.

The site closure plan needs to be updated with the new details of the proposed Sulfide operation.

Revise the detailed re-logging of the sulfide deposit, in 2015, and determine if a more selective model can be constructed with sufficient geological confidence to potentially lift grade and therefore advance the project further.

Capital Cost - La Arena Phase II

The La Arena 2015 Technical Report also includes the pre-feasibility study on La Arena Phase II (identified in the La Arena 2015 Technical Report and the reproduction of the Executive Summary section of the La Arena 2015 Technical Report above as the “Sulfide Project”). The initial CAPEX for La Arena Phase II is estimated at US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million mine closure), for the 63Mt starter project.

The initial capital cost estimate is summarised in Table 21.4-1, with all costs stated in USD with no provision for forward escalation of any costs. The base date of the estimate is the fourth quarter of 2014. A fully detailed estimate, WBS and estimate analyses are included as appendices to the La Arena 2015 Technical Report.

Table 21.4-1 Initial Capital Estimate Summary

WBS	Level 1 Description	Total (Million) US$
2000	Mining	$0.9
3000	Process Plant	$125
4000	Site Services and Utilities	$11.3
5000	Site Infrastructure	$44.5
7000	Project Preliminaries	$32.3
8000	Indirect Costs	$54.5
9000	Onwers Costs	$17.0
8800	Provisions	$28.6
Grand Total		$314

For the economic model, a sustaining CAPEX of 2% of the process plant, 1% of the site services and 1% of the internal infrastructure was allocated annually to the project cash flow. Additionally, the following items were included:

  US$27.1 million were split between in years 4 and 6 for waste dump expansion.

  US$4.0 million for liners on Calaorco tailings facilities.

  US$3.1 million for contingency on Sustaining Capital; and

  US$40.0 million for mine closure on year 11.

A total Sustaining Capital of US$61.2 million and Mine Closure of US$40.0 million dollar are included in the financial model.

Economic Analysis

Oxide Mineral Reserves at La Arena Gold Oxide Mine

As there has been a material change in Oxide Mineral Reserves at the La Arena Gold Oxide Mine, the La Arena 2015 Technical Report also discloses revised economic results due to this material change.

The Annual Cash Flow and Net Present Value (at a 5% discount rate) are presented in Table 22.2-2. The economics results show robust financial results for the La Arena Gold Oxide Mine with positive outcomes for all periods and a total cash flow of US$218.6 million or a discounted value of US$180.5M. Table 22.2-2 shows annual net cash flow and the corresponding cumulative figures.

Table 22.2-2 Net Cash Flow

Net Cash Flow (After-Tax) (‘000 US dollars)
	2015	2016	2017	2018	2019	2020	Total
Pre Tax Cash Flow	59,296	48,635	60,262	37,867	52,743	71,624	330,426
Taxes	42,630	20,097	12,854	9,171	9,986	17,085	111,823
After Tax Cash Flow	16,666	28,538	47,408	28,696	42,757	54,539	218,603
Cumulative Cash Flow	16,666	45,203	92,611	121,307	164,064	218,603
Net Present Value (5%)	15,872	25,885	40,952	23,609	33,501	40,698	180,517
Cumulative NPV (5%)	15,872	41,757	82,709	106,318	139,819	180,517

The effects of changes in the major project assumptions and estimates used in the La Arena 2015 Technical Report were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, capex and metallurgical recovery. The analysis was carried out by changing the input parameters within the cost model and assessing the NPV (at a 6% discount rate). A +/-10% range was used as shown in Table 22.2-3.

Table 22.2-3e Sensitivity Analysis on the NPV

Sensitivity Analysis on the 5% NPV (‘000 US dollars)
	Low Range		High Range
	(-10%)	Base Case	(10%)
	Gold Price of US$1,150
Inputs Variance (US$)	1,035	1,150	1,265
NPV (5%)	114,317	180,517	245,781
	Grade Avg of 0.39
Inputs Variance (g/t Au)	0.35	0.39	0.42
NPV (5%)	114,552	180,517	245,565
	Opex Avg of $3.00 /tonne mined
Inputs Variance (/tonne mined)	$2.70	$3.00	$3.30
NPV (5%)	244,266	180,517	116,767
	LOM Capex Avg of $107,582M
Inputs Variance	$96,824	$107,582	$118,340
NPV (5%)	190,256	180,517	170,778
	LOM Recovery Avg of 83.99%

Sensitivity Analysis on the 5% NPV (‘000 US dollars)
	Low Range		High Range
	(-10%)	Base Case	(10%)
	Gold Price of US$1,150
Inputs Variance	75.59%	83.99%	92.39%
NPV (5%)	114,552	180,517	245,565

Sulphide Reserves at La Arena Phase II

As previously stated, a CAPEX of US$314 million is estimated for the processing plant and all associated infrastructure for La Arena Phase II. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including US$40 million for mine closure).

The sensitivity analysis on the NPV and IRR for La Arena Phase II is shown in the table below:

Table 22.3 1 Sensitivity Analysis on the NPV and IRR (Sulfide Project)

	After Tax NPV
Interest Rate	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

Further Information on La Arena Project

Additional information on the La Arena Project is set forth below.

La Arena Project - Project Description and Location is described in Section 4 of the La Arena 2015 Technical Report.

La Arena Project - Accessibility, Climate, Local Resources, Infrastructure and Physiography is described in Section 5 of the La Arena 2015 Technical Report.

La Arena Project - History is described in Section 6 of the La Arena 2015 Technical Report.

La Arena Project - Geological Setting and Mineralization are described in Section 7 of the La Arena 2015 Technical Report.

La Arena Project - Exploration is described in Section 9 of the La Arena 2015 Technical Report.

La Arena Project - Drilling is described in Section 10 of the La Arena 2015 Technical Report.

La Arena Project - Sampling and Analysis is described in Section 11 and 13, respectively, of the La Arena 2015 Technical Report.

La Arena Project - Security of Samples is described in Section 12 of the 105 Technical Report.

La Arena Project - Mineral Resource and Reserve Estimates are described in Sections 14 and 15, respectively, of the La Arena 2015 Technical Report.

La Arena Project - Mining Operations are described in Section 16, 17 and 18, respectively, of the La Arena 2015 Technical Report.

La Arena Project - contemplated exploration and development is described in Sections 16, 17, 18, 21, 25 and 26 of the La Arena 2015 Technical Report.

PRINCIPAL PROPERTIES - SHAHUINDO PROJECT

A more complete description of the Shahuindo Project may be found within the Shahuindo Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the Shahuindo Technical Report. The Shahuindo Technical Report was prepared on behalf of Sulliden, now a wholly-owned subsidiary of the Company, in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the Shahuindo Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the Shahuindo Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Shahuindo Technical Report. Readers are encouraged to read the full Shahuindo Technical Report.

The summary of the Shahuindo Project set out below has been extracted from the “Summary” section of the Shahuindo Technical Report that is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on September 19, 2014, and which is incorporated by reference herein. The Shahuindo Technical Report, particularly the conclusions, interpretation and recommendations therein, include forward-looking estimates and projections and involve a number of risks and uncertainties that could cause actual results to differ materially. See “Cautionary Statement Regarding Forward-Looking Information”.

“1.0	SUMMARY

1.1	Terms of Reference

Sulliden Gold Corporation Ltd. (Sulliden) commissioned Kappes, Cassiday & Associates (KCA) in conjunction with Mine Development Associates (MDA) to prepare a feasibility study for the Shahuindo Project, located in Peru, near Cajamarca. This project consists of an open pit mine and processing of ore by standard heap leaching methods. This Technical Report summarizes the results of the feasibility study.

This Technical Report has been prepared in compliance with the disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1 (NI 43-101), as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010.

Sections 1.24.4 and 1.26 have been updated for the current status of the project in this document.

1.2	Introduction and Project Overview

The Shahuindo Project is located approximately 80 kilometers southeast of the town of Cajamarca, and 15 kilometers west of the town of Cajabamba. Shahuindo is 100% owned by Sulliden. The project contains Reserves of 1.02 million ounces of gold and 11.56 million ounces of silver in 37.85 million tonnes of oxide and mixed ore and represents approximately 40% of the reported resource. The 72.3 million tonnes of waste to be mined results in a waste to ore ratio is 1.91:1. Metallurgical testing has demonstrated the project is amenable to cyanidation using heap leaching with average projected field recoveries of 85.8% for the gold and 15% for silver. An overview of the production statistics is presented in Table 1-1.

Table 1-1	Project Statistics

Item	Value
Tonnes of Ore Treated	37,847,000 t
Average Gold Grade	0.84 g/t
Average Silver Grade	9.50 g/t
Average Gold Equivalent Grade	1.02 g/t
Recoverable Gold Ounces	876,000 oz
Recoverable Silver Ounces	1,734,000 oz
Recoverable Gold Equivalent Ounces	909,500 oz
Waste Tons	72.267,000 t
Strip Ratio	1.91:1

Note: Reserve definition uses a variable cut-off scheme to enhance the project value. See Section 15.3 for details.

1.3	Reliance on Other Experts

The authors of this report, state that the information, opinions, estimates, and conclusions contained herein are based on:

  Information available at the time of preparing this report

  Assumptions, conditions, and qualifications as set forth in this report

  Data, reports, and other information supplied by Sulliden and other third party sources

The authors of this report have relied on the following in preparation of this report:

  Pit Slope Stability Analyses:                                          Golder Associates

  Pit Dewatering Parameters:                                             Ausenco

  Hydrology:                                                                        Ausenco

  Heap Leach Geotechnical Analyses:                             Ausenco

  Property Description, Ownership Issues, Permits:      Sulliden

1.4	Property Description & Location

The Shahuindo Project is situated at latitude 7 degrees 25 minutes south, longitude 78 degrees 25 minutes west (Universal Transverse Mercator (UTM) coordinates 9,158,000-North and 807,000-East Zone 17S, datum PSAD 56), approximately 80 kilometers southeast of Cajamarca.

Sulliden entered into a Transfer of Mineral Rights and Properties Contract with Compania Minera Algamarca S.A. and Exploraciones Algmarca S.A. (collectively Algamarca) in 2002. The contract covered 26 mineral claims and 41 surface rights. In 2003, legal proceedings against Sulliden commenced which concluded with a Settlement Agreement in 2009 giving Sulliden 100 percent ownership of the project. Sulliden’s title to the mineral claims is registered in the Peruvian Public Registry.

Sulliden has accumulated the 26 mineral rights in one new right named ACUMULACION SHAHUINDO. The title of ACUMULACION SHAHUINDO has been granted by the competent governmental agency on March 12, 2012 and is registered in Peruvian Public Registry (Registro Público de Minería).

1.5	Access, Climate, Local Resources and Physiography

1.5.1	Access

The Shahuindo Project is located in Northern Peru approximately 970 kilometers by road north-north west of Lima. The project site can be accessed from Lima by traveling north on Highway 1 (the Pan-American Highway) to Ciudad de Dios, then east on Highway 8 to Cajamarca. The site is approximately 115 km from Cajamarca via asphalt-paved highway (100 km on Highway 3N), and gravel and dirt roads. Travel time from Cajamarca is about 3% hours by road, including approximately 2% hours from Cajamarca via asphalt paved Highway 3N to Cruce Pomabomba, and an additional hour from the junction with Highway 3N to the project site on gravel and dirt roads.

The port sites for project development support are the Port of Callao (Lima) and the Port of Paita in the north. The project site can be accessed from the Port of Callao by traveling north from Lima as described above. From the Port of Paita, the project site can be accessed by traveling south on Highway 1 to Ciudad de Dios, then to site via Cajamarca as indicated earlier. Ciudad de Dios is approximately 350 km south of Paita. Cajamarca is roughly 180 km from Ciudad de Dios.

1.5.2	Climate

The climate is humid during the wet season and cold and dry during the dry season: a typical climate of the sierra region. The wet season occurs during the months of October through April and the dry season occurs during the months of May through September. The average annual rainfall is 999.7 mm.

Temperatures range from 15.7 to 23.1oC during the day decreasing to 7.5oC overnight. Wind speeds range from 0 to 3.1 m/s with a prevailing east by northeast direction.

1.5.3	Local Resources

The Shahuindo Project is located in an economically depressed area where subsistence agriculture is the main activity.

Manning requirements for the project will come from the local area and surrounding communities including Cajabamba whenever possible.

The main power supply to the site will be from the Peruvian Carhuamayo-Paragsha-Conococha Kiman Ayllu-Cajamarca Norte-Cerro Corona-Carhuaquero Trans-national 220 kV transmission line which was recently completed. This transmission line passes within 3 km of the site. It is currently planned to connect to this power line to supply grid power to the project site.

The Shahuindo Project will require a water supply for mining, processing and other supporting activities (including outside users and compensation flows). The make-up water required by the heap leach system during the dry season, particularly during abnormally dry years, will be met from storage ponds and pit dewatering drains and wells.

1.5.4	Physiography

The Shahuindo site is located on the west side of the Condebamba River valley. The topography varies from rolling hillsides to steep ravines. Elevation across the project varies from 2,400 m above sea level to 3,600 m above sea level. The project area is classified as neo-tropical Peruvian “Yungas” by the World Wildlife Fund.

1.6	History

The first mining activities on the Shahuindo Project were conducted by the Spanish after their conquest of the Inca Empire in the 1530’s. These comprised multiple small-scale adits of very limited length.

Algamarca commenced exploitation of the Algamarca mine in the 1940’s and mined 1.5 Mt through 1989. In the 1980s, Algamarca conducted limited small-scale mining of gold-silver mineralization from the San José and Shahuindo mines located on the northeast limb of the Algamarca anticline.

From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica S.A. (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Project area. Work by Asarco and Southern Peru led to identification of four major low-grade gold-silver zones at Shahuindo – San José, Porphyry, South Contact, and East Zone, which are now part of the resource area.

Sulliden acquired the property and commenced exploration activity in 2002. Sulliden’s work since acquisition has comprised an initial technical review of all available data collected prior to 2002; numerous geophysical surveys; detailed geochemical sampling and geologic mapping; trenching; metallurgical testing; and extensive exploration and geotechnical drilling. .

Mineral resources were estimated in 2004, 2005, 2009, 2011 and updated in 2012. A preliminary economic assessment was completed for Sulliden by AMEC in 2010. Prior to the current feasibility study, though, no mineral reserves had been estimated for the Shahuindo property.

1.7	Geologic Setting and Mineralization

The Shahuindo Project lies in the Western Cordillera of the Peruvian Andes within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks that have been cut by intrusions provisionally dated at 25 Ma and 16 Ma. The Lower Cretaceous Goyllarisquizga Group is the predominant unit exposed on the property, consisting of six formations of orthoquartzite, shale, siltstones, sandstones, and marine carbonate rocks. These rocks have been intruded by weakly altered to unaltered diorite porphyry, altered dacite porphyry, and variably-altered quartz diorite porphyry.

The Algamarca anticline, a prominent west-northwest-trending structural and topographic feature, is located along the southwestern part of the property. A sub-parallel fault set, interpreted to be imbricated thrust faults, lies to the north, parallel to the hinge of the anticline. These imbricate faults are cut at high angles by late, mostly normal faults.

The Shahuindo property has been divided into three sub-parallel mineral corridors which occur within the west-northwest-striking thrust fault set: the Central Mineralized Corridor (CMC), North Mineralized Corridor (NMC), and Southern Mineralized Corridor (SMC).

The NMC encompasses the adits and workings occurring along a strike length of 500 to 700 meters in the historic Shahuindo mine area. Gold mineralization in outcrops has been noted at intermittent intervals along the entire strike length of the NMC, which is defined by a 1.2 square kilometer gold-in-soil anomaly. An initial exploration program recently conducted on the NMC was successful in demonstrating the presence of near-surface oxide mineralization that is similar to that of the Central Corridor. The SMC consists of mineralization along strike from the Cerro Redondo prospect. A surface gold anomaly has been noted along a 3 kilometer-long trend and includes northeast-trending veins found on top of the Algamarca anticline.

The CMC is defined by mineralization over a 6-kilometer strike length along the northeast limb of the Algamarca anticline. The Shahuindo resource lies within the CMC. The resource has been subdivided along strike, due to variations in geology and mineralization, into four resource zones: the West, Central, East, and Moyan Alto zones.

For the Shahuindo deposit, the most important characteristic is the relatively continuous, near-surface mineralization extending over a strike length of more than 4 kilometers. Within the large, continuous lower-grade mineralized shell, higher-grade gold and silver mineralization is related to generally near-vertical to southwest-dipping structures hosted within variably silicified sedimentary rocks, primarily the Carhuaz Formation, or along sedimentary rock/porphyry intrusive contacts. Within the Central area of the resource, the mineralized bedrock is covered by a colluvial overburden horizon that is up to 70 meters thick. The overburden contains weakly mineralized debris, a portion of which is included in the current resource.

Supergene weathering and oxidation occur to variable depths ranging from 15 meters to over 200 meters below the topographic surface. In the oxide facies, gold and silver are associated with jarosite and hematite. In the sulfide facies, gold is typically extremely fine grained; the mineral species have not been identified. Fine-grained pyrite forms a close association with gold mineralization and occurs as disseminations, veinlets, and semi-massive replacement bodies. Silver is usually found in sulfo-salts.

Deposit-wide, the silver to gold ratio averages 12:1 within the oxide portion of the deposit, 35:1 within the sulfide facies, and approximately 50:1 within the transitional “mixed” zone that occurs at the base of oxidation of the deposit. The metal ratios reflect the strong leaching of silver from the near-surface oxide material with subsequent supergene enrichment at the base of the zone of oxidation.

1.8	Deposit Types

Field evidence suggests that the Shahuindo mineralization belongs to the epithermal type of gold-silver deposit (Guilbert and Park, 1986; Hedenquist et al., 1999, 2000; White and Hedenquist, 1995; and Taylor, 2007), although earlier work by Montoya et al. (1995) suggested the mineralization could be Carlin type.

The Shahuindo deposit consists of four major zones, interpreted to be down-faulted blocks (east-side down) along the strike of the deposit. Each of the four zones is bounded by transect faults, and each zone has distinct geological characteristics. Common to all of them is that high-grade mineralized shoots (1-5 meters wide of >1.0 g Au/t material) are structurally controlled and are surrounded by a large halo of low-grade material (0.2 g Au/t). Hydrothermal alteration consists mostly of muscovite and silicification (Hodder 2010a). In a general way, “vuggy silica” facies and “lithocap” facies are found along the strike of the deposit, with the former more prevalent in the western part of the deposit. The intensity of hydrothermal alteration may be assessed by the composition of Fe/K and Na/K ratios in the muscovite. Minute amounts of acidic clays (pyrophyllite, alunite, diaspore) have also been identified in open fractures in the lithocap facies. Quartz veining is rare.

1.9	Exploration

Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica S.A. (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Project area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.

Sulliden’s work since acquisition in 2002 has comprised an initial technical review of all available historic data; grid establishment; survey of historic drill-hole collars where such could be identified; resistivity, induced polarization (IP) and magnetic geophysical surveys; detailed soil sampling; geological mapping and outcrop sampling; trenching; adit sampling; metallurgical testing; and drilling of 390 core holes and 252 RC holes for exploration purposes.

1.10	Drilling

Through 2011, a total of 827 holes have been drilled by Atimmsa, Asarco, Southern Peru, and Sulliden within the current Shahuindo Project area. The drill-hole database used for the 2012 resource estimate includes 826 of 827 holes drilled at Shahuindo; one Asarco core hole was not used because the collar location was uncertain. Of the 827 holes drilled, 453 were core, and 374 were RC; 629 of the 827 holes were drilled by Sulliden.

The majority of project drill holes have been collared at azimuths around 35 degrees or 215 degrees to intersect the main structural trend of the deposit at a high angle. Results of down-hole surveys are available for 576 of the holes drilled. Drill-core recovery during the 2003 through 2011 Sulliden programs was generally good, averaging 89 percent for all drill holes. Within the five resource zones, average core recovery for the mineralized intervals ranges from 77 percent in the Moyan Alto area to 89 percent in the Central area. The West and East zones average between 85 and 87 percent core recovery.

For the 826 drill holes in the Shahuindo Project assay database, there is a total of 94,441 gold assays, 93,073 silver assays, 69,103 total-sulfur analyses, and 9,800 sulfide-sulfur analyses.

Approximately 90 percent of the project drill data (378 core and 372 RC holes for a total meterage of 131,905.1 meters) are within or adjacent to the current mineral resource area and were used in the creation of the geologic models and subsequent resource estimation.

The current drill-hole database includes all holes drilled by Sulliden through the end of 2011. Sulliden drilling has continued into the first half of 2012 with the completion of 13 core holes. The 2012 drilling is primarily outside the current resource area and has not been evaluated; its effect on the resource has not been quantified.

1.11	Sample Preparation, Analysis and Security

During the Sulliden drill programs, core was logged and sampled at the Shahuindo exploration camp. Drill holes were sampled entirely and the core split into two equal parts using a rotary saw.

Sulliden maintains a secure centralized storage facility in Cajamarca with all drill core, reverse circulation chip trays, coarse rejects, and pulps. All are organized, labeled, and racked for ready retrieval.

Previous operators used the following established laboratories for sample analyses: Skyline Laboratories, Inc. (now Skyline Assayers & Laboratories), SGS, CIMM Peru

S.A., and Actlabs, Inc. Sample certificates are available for the drill campaigns in 1994, 1995, 1996, 1997, and 1998 and some details about the analytical procedures can be established from the historic certificates. During the Asarco drill programs, all drill hole samples were analyzed by fire assay (one ton standard) for both gold and silver. Assay certificates from the 1997 and 1998 campaigns show that samples were analyzed by CIMM laboratories in Lima for gold and silver plus copper, lead, zinc, molybdenum, arsenic, bismuth, antimony, and mercury.

During the Sulliden campaigns, sampling and sample dispatch for the Shahuindo Project have been carried out under the supervision of Sulliden staff. Samples are sent to ALS Minerals (ALS; formerly known as ALS Chemex) in Lima for sample preparation and analysis. Certificates are issued by ALS digitally and on paper. The ALS laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

For Sulliden’s samples, gold has been assayed with a 50-gram fire assay (FA) with atomic absorption (AA) finish. For samples with greater than 10 grams per tonne gold in the initial FA-AA assay, the fire assay is repeated using a gravimetric finish. In 2003 and 2004, silver was assayed from a 5-gram split, which was digested by aqua regia and read by AA. Since 2007, a separate split was taken and digested in aqua regia for analysis with inductively coupled plasma atomic emission spectroscopy to determine 31 major and trace elements including silver, copper, arsenic, bismuth, and antimony. For samples having greater than 100 g Ag/t, a silver assay was carried out from another 5-gram split, which was digested in aqua regia and read by AA. For samples having greater than 1,000 g Ag/t, silver was assayed by a 50-gram fire assay and a gravimetric finish.

MDA is of the opinion that the sampling methods, security, and analytical procedures are adequate for mineral resource estimation. The authors are not aware of any sampling or assaying factors that may materially impact the mineral resources.

1.12	Data Verification

The data verification programs undertaken on the data collected from the project support the geological interpretations, and the analytical and database quality. Therefore the Shahuindo database is adequate for use in estimating and classifying a Mineral Resource. Principal findings from the data verification are:

  The collar, down-hole survey, and assay databases are of high quality with only minor errors noted and corrected.

  The drill data support the geologic interpretations and style of mineralization used in the resource model.

  The QA/QC data indicate that the assay data are sufficiently accurate for use in Mineral Resource estimation, although the observed low bias in the ALS assay standard sample and pulp duplicate results, as compared to the SGS values, indicates a possible conservatism in the estimate.

1.13	Mineral Processing and Metallurgical Testing

Metallurgical testing of the ore from the Shahuindo ore bodies have been conducted by Heap Leach Consultants in Lima, and Kappes, Cassiday & Associates in Reno, Nevada, USA. The results of the testing programs indicate excellent gold recoveries at a moderate crush size with low to moderate reagent requirements, implying amenability to heap leaching. Gold estimated field recovery is 86% on oxide ore and 50% on transition ore. Silver recovery is low, with estimated field recovery of 15% on both the oxide and transition ore. Cyanide consumption is estimated to be 0.27 kg/t, and cement for agglomeration is estimated to be 6 kg/t.

1.14	Mineral Resource Estimate

The mineral resource estimate is based on drilling completed through the end of 2011 and the subsequent drill information provided to MDA by Sulliden up through May 17, 2012. The resource estimates were finalized July 13, 2012.

The gold and silver resources at Shahuindo were modeled and estimated by evaluating the drill data statistically, utilizing the geologic interpretations provided by Sulliden to interpret mineral domains on 83 unique cross sections spaced at 50-meter intervals (except for the three westernmost sections, which are spaced 100 meters apart), rectifying the mineral domain interpretations on level plans spaced at 8-meter intervals, analyzing the modeled mineralization statistically to establish estimation parameters, and interpolating grades into a three-dimensional block model. Lithology, oxidation, silicification, and gold and silver mineral-domain models were created for the Shahuindo Project. All modeling of the Shahuindo resources was performed using Gemcom Surpac® mining software.

The stated resource is fully diluted to 8 meters by 8 meters by 4 meters blocks and tabulated on gold-equivalent (AuEq) grade cutoffs that are reasonable for deposits of this nature and for the expected mining conditions and methods. The block dimensions were chosen as practical sizes for open-pit mining a deposit of this kind. The Au grade is calculated using the individual gold and silver grades of each block, along with a gold price of $1,300.00 per ounce gold and a silver price of $25 per ounce silver. For the oxide and mixed resource estimates, the AuEq grade calculation includes a 5:1 difference in gold versus silver recovery in the proposed heap-leach processing scenario.

The formulas used to calculate the AuEq grade are:

Oxide Material: g AuEq/	t = g Au/t + (g Ag/t x 0.003846)
Mixed Material:g AuEq/	t = g Au/t + (g Ag/t x 0.006410)
Sulfide Material:	g AuEq/t = g Au/t + (g Ag/t x 0.019231)

Shahuindo Reported Resources are presented in Table 1-2.

Table 1-2	Shahuindo Gold and Silver Reported Resource

	Cutoff
Class	(g AuEq/t)	Tonnes	g AuEq/t	g Ag/t	oz Ag	g Au/t	oz Au
Measured-Oxide	0.200	40,500,000	0.619	8.1	10,530,000	0.588	766,000
Measured-Mixed	0.350	780,000	0.964	33.7	850,000	0.748	19,000
Measured Total	variable	41,280,000	0.626	8.6	11,380,000	0.591	785,000
Indicated-Oxide	0.200	104,840,000	0.506	6.3	21,080,000	0.482	1,624,000
Indicated-Mixed	0.350	1,190,000	0.919	23.8	910,000	0.766	29,000
Indicated Total	variable	106,030,000	0.511	6.5	21,990,000	0.485	1,653,000
Meas. + Ind.	variable	147,310,000	0.543	7.1	33,370,000	0.515	2,438,000
Total
Inferred-Oxide	0.200	9,570,000	0.419	4.3	1,330,000	0.402	124,000
Inferred-Mixed	0.350	20,000	0.762	12.2	10,000	0.684	-
Inferred-Sulfide	0.500	61,410,000	1.202	22.9	45,220,000	0.762	1,504,000

	Cutoff
Class	(g AuEq/t)	Tonnes	g AuEq/t	g Ag/t	oz Ag	g Au/t	oz Au
Inferred-Total	variable	71,000,000	1.096	20.4	46,560,000	0.713	1,628,000

Note: rounding may cause apparent inconsistencies

There are Measured, Indicated, and Inferred resources within the Shahuindo deposit. Measured resources are restricted to well-defined oxide and mixed mineralization. Sulfide resources are restricted to Inferred, primarily due to: a) limited metallurgical characterization of this material type; and b) some spatial and geologic uncertainty in the model. The mineralized overburden is restricted to Indicated and Inferred due to the uncertainties in grade continuity.

The informal mining activity by local small miners in the west half of the West zone has created some uncertainty in the resource tonnes and total ounces. As a result, MDA has decided to classify all material within the area of informal mining as Inferred. Because this restriction affects only one to two percent of the total resource, MDA does not consider the effects of the informal mining materially significant to the overall resource.

1.15	Mineral Reserve Estimate

MDA has used Measured and Indicated resources as the basis to define reserves. Reserve definition is done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Several phases of mining were defined to enhance the economics of the project, and MDA used the phased pit designs to define the production schedule to be used for cash-flow analysis for the feasibility study.

Table 1-3 presents the Proven and Probable reserves. These reserves are shown to be economically viable based on cash-flows provided by KCA. MDA has reviewed the cash-flows and believes that they are reasonable for the statement of Proven and Probable reserves.

Table 1-3	Ultimate Pit Proven and Probable Reserves

	Proven			Probable			Proven & Probable
	Oxide	Mixed	Total	Oxide	Mixed	Total	Oxide	Mixed	Total
KTonnes	14,994	165	15,159	22,595	93	22,688	37,589	258	37,847
gAu/t	0.90	0.71	0.90	0.80	0.87	0.80	0.84	0.76	0.84
K Ozs Au	434	4	437	582	3	584	1,015	6	1,022
gAg/t	10.4	17.6	10.5	8.8	21.3	8.9	9.4	18.9	9.5
KOzsAg	5,008	93	5,102	6,396	64	6,459	11,404	157	11,561
gAuEq/t	0.91	0.72	0.91	0.81	0.89	0.81	0.85	0.78	0.85
KOzsAuE	438	4	441	588	3	591	1,026	6	1,032

Note: Proven and Probable Reserves are stated based on variable cutoff grades in g Au/t where: Oxide: 0.35, 0.35, 0.30, 0.35, 0.30, 0.30 for Phases 1, 1B, 2, 3, 4, and 5 respectively; and Mixed: 0.35, 0.35, 0.33, 0.35, 0.33, 0.33 for Phases 1, 1B, 2, 3, 4, and 5 respectively.

1.16	Mining Methods

The Shahuindo Project has been planned as an open pit truck and front end loader operation. The truck and loader method provides reasonable cost benefits and selectivity for this type of deposit. Mine production is achieved using up to four front loaders with 6.9 cubic-meter buckets. The proposed truck fleet will consist of conventional trucks with a 22 cubic-meter end dump bed.

For production scheduling, material types were classified into either ore or waste categories. Ore consists of only Measured or Indicated material, which includes oxide or transition material. All Inferred material is considered waste. Note that there are no sulfide Measured or Indicated resources, thus all sulfide material is considered to be waste.

Waste material was defined as all material inside of the pit designs that did not meet Proven and Probable reserve classifications. This includes Inferred material. Among the waste material is approximately 21 million tonnes of mineralized material that is above the economic cutoff grade, however, since the material was below the operational cutoff grades, the material is considered waste and is not included in Proven and Probable reserves or in the production schedule.

Pit dewatering will be required to meeting pit slope stability criteria. Recommendations for pit dewatering were provided by Ausenco.

The annual mine production schedule is summarized in Table 1-4.

Table 1-4	Annual Mine Production Schedule Summary

		Pre-
		Prod	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Total
Total Ore Mined	K Tonnes	792	3,305	3,253	4,435	5,500	4,443	5,228	3,660	3,226	3,650	352	-	37,847
	g Au/t	0.82	0.98	1.08	0.94	0.89	0.69	0.67	0.91	0.86	0.63	0.82	-	0.84
	K Ozs Au	21	104	113	135	158	99	112	107	89	73	9	-	1,022
	g Ag/t	15.3	11.5	11.0	13.0	7.4	7.5	6.8	8.8	9.4	10.7	14.1	-	9.5
	K Ozs Ag	390	1,217	1,154	1,856	1,308	1,075	1,137	1,039	973	1,252	160	-	11,561
Total Waste	K Tonnes	2,517	8,587	9,682	8,193	9,170	11,474	10,828	4,277	4,788	2,641	111	-	72,267
Total Mined	K Tonnes	3,309	11,892	12,935	12,629	14,670	15,917	16,056	7,937	8,015	6,291	463	-	110,114

1.17	Recovery Methods

Processing will take place at a rate of 10,000 tonnes of ore per day. The Shahuindo Project is projected to have a 10.4 year mine life with a Proven and Probable reserve of 37.5 million tonnes of ore. Ore will be delivered to a modular-style 2-stage crushing plant near the pit. The product size will be 100% passing 32 mm. The final product from the crusher circuit discharges to a kidney shaped stockpile, which is reclaimed from beneath the stockpile and is transported to the heap leach pad using overland conveyors. Cement and dilute cyanide are added to the ore on the final conveyor and is discharged to a mobile stacking system.

Stacked ore is leached using a sprinkler irrigation system for solution application. After percolating through the ore, the gold and silver bearing solution drains to a pregnant (PLS) pond where it is collected and pumped to an activated carbon adsorption-desorption-recovery (ADR) plant.

Adsorption will takes place in a single train of five gravity-cascade carbon columns. Barren solution discharge from the final columns flows by gravity to a barren tank and is then pumped to the heap for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration in leach solution at the desired level.

Desorption of gold and silver from the carbon utilizes a pressurized elution column followed by recovery of gold and silver from pregnant eluant solution in electrolytic cells containing stainless steel cathodes. Loaded cathodes are washed and the resulting precious metal sludge is retorted to remove and recover mercury followed by smelting in a diesel-fired crucible furnace to produce a doré final product

Enhanced evaporation will be required to maintain process water balance during average precipitation years. A series of land mounted evaporation units will be used to evaporate solution as required. During 100-year wet years, treatment and discharge of solutions will be required.

There is a pit dewatering treatment plant included to remove heavy metals and adjust pH as required from any water transferred out of the pit that cannot be used in processing.

1.18	Infrastructure

The principle access to the Shahuindo property is via paved and dirt and gravel roads from Cajamarca. Approximately 15 km of dirt and gravel roads on the route from Cruce Pomabomba (between Cajamarca and Project site) require upgrades for access to the Shahuindo site. Power will be supplied to the project site by connecting to the existing trans-national 220 kV power line which passes within three kilometers of the site. Diesel-fired backup generators are present to supply emergency power to critical areas and to the man camp in the event of a power failure.

Water required for the project will be met from several potential sources:

  Solution previously stored in the storm water excess solution pond

  Well water and/or water from pit dewatering

  Water from the water catchment ponds

Fire water storage tanks and pumping systems will be installed in the process plant area, in the camp area, and in the mine shop area. Bottled water will be supplied for drinking water.

Sewage treatment systems will be installed in the camp and process areas on site. Solid wastes will be transported off site as per Peruvian regulations.

Project buildings are summarized below. Where possible, the buildings are expected to be a combination of prefabricated modular buildings and local concrete masonry unit construction.

  Administration Building (exists)

  Dining Facilities (exists)

  Mine Shop

  Mine Warehouse and Workshop

  Process Maintenance and Warehouse Area

  Process Area Office

  Locker Rooms

  ADR Facility, including Refinery and Reagent Storage

  Construction and Permanent Man Camp (expansion of existing facilities required)

1.19	Market Studies and Contracts

There were no market studies conducted or contracts considered as gold and silver can easily be sold on the world market.

1.20	Environmental Studies, Permitting and Social or Community Impact

The operation is designed to comply with Peruvian environmental requirements and Sulliden Gold Corporation’s environmental policy. The project has been designed to industry “best practice” standards.

1.20.1	Studies and Permitting

The General Mining Law of Peru is the primary body of law with regard to environmental regulation of exploration and mining activities. The General Mining Law is administered by the Ministry of Energy and Mines.

Generally, the Ministry of Energy and Mines requires exploration and mining companies to prepare an Environmental Impact Statement (DIA) – Category I, Environmental Impact Study Semi Detailed (EIAsd) – Category II, an Environmental Impact Assessment, a Program for Environmental Management and Adjustment, and a mine closure plan. The category II EIAsd has been completed while the other documents are currently in progress. Mining companies are also subject to annual environmental audits of operations by the Organismo de Evaluación y Fiscalización Ambiental (OEFA).

Besides the relevant local and national exploration permits, additional permits will be required for Project development. Key permits identified that could impact either development or construction timetables include:

  Certificate for the Inexistence of Archaeological Remains (CIRA)

  Environmental Impact Assessment (EIA)

  Mine Closure Plan

  Establishment of a financial guarantee for closure

  Beneficiation Concession

  Mining Transportation Concession

  Permanent Power Concession

  Water Usage Permits

  Easements and Rights-of-way

  District and Provincial Municipality Licenses

  Construction and Operation Permits

1.20.2	Reclamation and Closure

The Shahuindo Project has been designed to meet and comply with the environmental standards and legislated closure requirements of Peru.

In accordance with Peruvian requirements, company standards, and accepted industry practices, the development, operation, and conceptual reclamation plans have been proposed to accomplish:

  Protection of public health and safety.

  Minimization or elimination of environmental damage.

  Return of the land to a state fit for its original use or an acceptable alternative use.

The conceptual closure and reclamation plan proposes that the following actions be taken:

  During operations:

    Reclamation activities will be initiated as soon as portions of the project are no longer required. Reclamation activities concurrent with on-going operations will be done whenever possible, especially for covering of the waste dump to minimize infiltration of storm events.

  At closure:

    The open pits will remain as permanent features, berms will be installed and roads closed to prevent public access. Any potential acid generating materials on the pit floor will be covered with non-acid generating waste. It is expected that the pit will eventually fill with water, form a pit lake and overflow.

    The heap leach will be rinsed to remove trace cyanide to adequate discharge levels. The heap will undergo minor re-contouring, a low-permeability soil capping will be placed over the facility and it will be re-vegetated.

    The solution ponds will be closed with the procedures established in the approved closure plan. These procedures will include conversion of the ponds into wet lands, then covering with a low-permeability soil capping, and re-vegetating.

    The water storage ponds can be left intact for future use by locals or reclaimed depending on community requirements. Side slopes and other affected areas will be re-vegetated according to the approved closure plan.

    Exposed leach pad berms will be re-graded and exposed liner will be either removed or buried.

    The processing plant and support facilities will be removed and the land re-vegetated.

    Concrete pads and foundations will be chemically neutralized where necessary, then broken up and buried in place or removed and buried in the waste or heap leach facility.

    Operating surfaces will be reclaimed and re-vegetated.

    The waste rock facility will be constructed in lifts at a natural angle of repose. With setbacks between lifts, the overall waste dump slopes will be approximately 2.5(H):1.0(V) and will remain at this gradient at closure. A capping consisting of low-permeability soil will placed over the facility and then re-vegetated.

    Road accesses to hazardous areas (open pits, waste dump and leach pad) will be closed, or restricted to allow essential monitoring and maintenance work to be carried out. Where practical, roads will be turned over to local communities for future use.

    Programmed physical and geochemical monitoring will take place during the active closure and post-closure periods.

    Maintenance of the installations will be carried out as necessary, based on the results of the monitoring programs.

1.20.3	Social Impact

Work is well underway on the Social Baseline Study, which is a critical component of Sulliden’s social impact assessment. This study describes the people and locations within the area of influence of the project, which may experience either positive and or negative effects from the future development of the mine. The Area of Influence has been further divided into the Direct and Indirect Areas of Influence. The Direct Area of Influence is defined as those people and or places, which may directly experience either positive or negative social effects from the project in varying degrees. The Indirect Area of Influence is composed of people and or places that may experience positive social impacts and reduced negative social impacts than those located in the direct area of influence.

Sulliden is committed to proactive and transparent engagement with the communities, public institutions and government agencies located within the project’s area of influence. The company also recognizes its role to contribute to local sustainable development by utilizing its ability to mobilize technical and financial resources, to support the implementation of local initiatives for local development during the construction and operational stages.

1.21	Capital and Operating Costs

Capital and operating costs for the Shahuindo Project were estimated by MDA and KCA with input from Sulliden on pre-production owner’s costs and general and administrative operating costs. The estimated capital and operating costs are considered to have an accuracy of +/-15%.

The required capital expenditures include the estimation of costs for all mining equipment, preproduction mining, process facilities, and infrastructure for the project. The capital costs have been estimated primarily by KCA with input from MDA on mine pre-production and equipment costs. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer, or estimated to be fabricated new.

Operating costs for the project have been estimated from first principals using labor cost, material consumptions and costs. Labor costs are estimated using project specific staffing, salary, wage, and benefit requirements. Unit consumption of materials, supplies, power, water, and delivered supply costs are also estimated.

The operating costs were determined by year. They are based upon ownership of all project production equipment and site facilities, as well as the Owner employing and directing all operating, maintenance, and support personnel. The operating costs have been estimated and are presented without any added contingency allowances.

All costs are presented in 2nd quarter 2012 US dollars (US$). Where prices were supplied in Peruvian Nuevo Soles (PNS), an average conversion rate of 2.65 PNS per US dollar was used. These costs do not include IGV (Value Added Tax).

The total capital cost is US$ 188.2 million. The total life of mine (LOM) operating cost for the Shahuindo Project is US$ 11.94 per tonne of ore. Table 1-5 and Table 1-6 present the capital and operating cost requirements for the project.

Table 1-5	Shahuindo Project Capital Cost Summary

Description	Cost (USD)
Pre-Production Capital	$132,746,000
Working Capital (60 days)	$7,637,000
Sustaining (Future) Capital	$47,789,000
Total	$188,172,000

Table 1-6	Shahuindo Project Operating Cost Summary

LOM Cost
Description	(USD / t ore)
Mine	$5.66
Process	$4.00
Service & Support	$0.51
Site G & A	$1.76
Total	$11.94

Note – differences in totals due to rounding.

1.22	Economic Analysis

Based on the estimated production parameters, capital costs, and operating costs, a cash flow model was prepared by KCA for the economic analysis of the Shahuindo Project. The project economics were evaluated using a discounted cash flow (DCF) method, which measures the Net Present Value (NPV) of future cash flow streams. The final economic model was developed by KCA, with input from Sulliden, using the following assumptions:

  Period of Analysis of 16 years (includes two years of pre-production and investment), 10.4 years of production, and 3.6 years for closure and reclamation.

  Three year trailing average (as at August 31, 2012) gold price of US$ 1,415/oz and silver price of US$ 27.00/oz.

  Processing rate of 10,000 tpd ore.

  Heap leach recoveries of 86% and 15% for gold and silver, respectively, for oxide ore and recoveries of 50% and 15% for gold and silver for the transition ore.

  Capital and operating costs used for this model as developed in Section 21 of this report.

  IGV tax, the Peruvian value added tax, is recovered in the year it was incurred during the production phase. IGV rebate during pre-production is delayed 90 days.

The project economics based on these criteria from the cash flow model are summarized in Table 1-7.

Table 1-7	Life-of-Mine Summary

Financial Analysis
Internal Rate of Return (IRR), Pre-Tax	52.2%
Internal Rate of Return (IRR), After-Tax	37.8%
Average Annual Cash Flow (Pre-Tax)[1]	$ 70.1 M
NPV @ 5% (Pre-Tax)	$ 382.9 M
Average Annual Cash Flow (After-tax)[1,2]	$ 52.1 M
NPV @ 5% (After-Tax)	$ 248.6 M
Gold Price Assumption (US$/Ounce)	$1,415
Silver Price Assumption (US$/Ounce)	$27
Pay Back Period (Years based on After-tax)	2.2 Years
Capital Costs (Excluding IGV Tax)
Initial Capital	$ 131.8 M
Working Capital and Initial Fills	$ 8.5 M
Sustaining Capital (life of mine)[3]	$ 47.8 M
Operating Costs (Average Life of Mine)
Mining	$ 5.66/Tonne
Processing & Support	$ 4.51/Tonne
G&A	$ 1.77/Tonne
Total Operating Cost/Tonne Ore[4]	$ 11.94/Tonne
Cash Operating Costs (per ounce of gold)[5]	$ 552/Ounce
Production Data
Life of Mine	10.4 Years
Mine Throughput (Ore)	3.65 M TPY / 10,000 TPD
Metallurgical Recovery Au (Avg)	85.8%
Average Annual Gold Production	84,500 Ounces
Metallurgical Recovery Ag (Avg)	15%
Average Annual Silver Production	167,200 Ounces
Total Gold Produced (AuEq)	909,500 Ounces
Average LOM Strip Ratio (waste:ore)	1.91:1

Notes:	1)	Average annual cash flow is defined as the total cash flow generated over the 10.4 years of production divided by 10.4

	2)	After-tax values calculated using the new royalty and tax regime implemented by the Peruvian Government in October 2011

	3)	Reclamation, closure, and salvage value are not included in sustaining capital.

	4)	Does not include Au/Ag refining charges or Peruvian government royalty and 8% workers profit sharing

	5)	Silver sales have been treated as an operating cost byproduct credit for the Cash Operating Costs per ounce gold calculation

A sensitivity analysis was performed on the project economics. Figures 1-1 through 1-3 are charts showing the relative sensitivity to a number of parameters. The economics are most sensitive to changing gold price and recovery.

Figure 1-1	After-Tax IRR vs. Gold Price, Capital Cost, and Operating Cash Cost

Figure 1-2 NPV @ 0% vs. Gold Price, Capital Cost, and Operating Cash Cost

Figure 1-3 NPV @ 5% vs. Gold Price, Capital Cost, and Operating Cash Cost

1.23	Adjacent Properties

There are no adjacent properties.

1.24	Other Relevant Data and Information

Other relevant data for the feasibility study includes pit slope stability analyses, heap leach facility geotechnical evaluations, hydrology, pit dewatering, project development and project opportunities and risks.

1.24.1	Geotechnical Issues

1.24.1.1 Pit Slope Stability Analyses

Golder Associates completed a pit slope stability analyses. Pit slopes are expected to be controlled by a combination of low rock mass strength and structural control. Several sectors of the pit will be developed in weak rock or soil, and will be limited by the low shear strength of the solid units. Pit slopes in other sections will be comprised of a larger proportion of competent rock than slopes in the other areas, and will be subject to structural control, and also possibly to limitations by low rock mass strength, depending on the distribution of the soil units in the slopes.

The analyses resulted in factors of safety of 1.2 or greater. Slope stability will be sensitive to the presence of groundwater pressures and effective depressurizing of slopes will be required throughout the project life.

1.24.1.2 Heap Leach Facilities Stability Analyses

Ausenco conducted stability analyses of various structures including the process facilities, heap leach pad, waste rock dump, water storage ponds and process solution storage ponds. All facilities as designed met Ausenco’s criteria including factors of safety, seismology and ground conditions.

1.24.2	Hydrology

The arrangement of the Project facilities will restrict the availability of the water resources designated for different uses by the local populations (for livestock or population), given the decrease in the average flows availability. The Project facilities are primarily located in the Shahuindo, Higuerón and El Pacae sub-basins, in which agricultural and domestic purposes are the main uses of water.

The preliminary evaluation of the total annual replacement flows indicated that 42,416 m3 is required for domestic supply; 101,216 m3 for agricultural supply and 86,674 m3 for environmental flows. The total annual replacement volume is preliminarily estimated at 230,306 m3 annually.

Ausenco has conducted water quality monitoring on the water sources in the Shahuindo Project area during 2009, 2010, 2011 and 2012. The presence of informal mining has been identified in the area of study, localized around the mineralized area, in addition to the environmental liabilities corresponding to previous mining activities carried out by Compañía Minera Algamarca. The latter is located mainly along the Cañaris River to the west of the Project.

The surface waters are characterized by high turbidity levels and pH levels which vary between circumneutral to alkaline. Likewise, in the case of water designated for domestic use, these are characterized by low to null total suspended solids (TSS) values and pH levels that vary between circumneutral to alkaline. The underground water presents pH levels that vary from acidic to alkaline. In all cases, electrical conductivity is proportional to the quantity of dissolved solids. The conductivity and hardness, increases as the TDS increases, for surface water and water designated for human consumption.

Elevated concentrations of total and dissolved metals were found in the sampled water. Some of these waters currently do not comply with the water quality standards corresponding to the ECA categories: 1-A1 (domestic use), 3 (irrigation and drinking water for animals), and 4 (preservation of aquatic life in lagoons and rivers).

The high presence of metals in some surface water monitoring points and in riverbed sediments can be explained by the presence of tailings, waste, and the upstream pithead from informal upstream mining.

1.24.3	Mine Pit Dewatering

To facilitate dewatering of the mine pit and maintain slope stability along the western pit wall, Ausenco performed analytical calculations and mine pit dewatering simulations to determine the approximate number of groundwater interceptor wells, dewatering wells and horizontal drains to depress the groundwater phreatic surface to depths that met the slope stability criteria provided by Golder Associates as outlined in Ausenco’s Mine Pit Dewatering Plan (Memorandum, 21 September 2012, Email).

Due to the limitations of available data, the actual number of interceptor wells, dewatering wells and horizontal drains will most likely deviate from the plan based on field conditions. Monitoring of the hydraulic heads in the pit area, both from VWPs and existing stand-pipe piezometers, plus recorded flow rates from horizontal drains will be key parameters that will actually determine successive well and drain locations during the course of mining. Based on these issues, Ausenco suggested the dewatering plan as presented in Section 16.6 could be optimized.

Additional optimization is ongoing, but was not complete as of the date of this Report. Therefore, the number of wells and horizontal drains may vary from the initial optimization.

1.24.4	Project Development Schedule

This section has been updated to reflect the current state of the project.

Project development is expected to require 12 months for engineering and construction to achieve production.The production will be ramped up in the second year to approximately 36k tpd. The design phase is currently scheduled to be complete by April 2015. This startup construction is in compliance with the EIA issued on September 10, 2013 to Sulliden. The ramp up activities will be in compliance with an amendment to this EIA expected to be issued in Q4 2015. The target date for completion of construction and first gold pour is January 2016.

To meet the schedule, major earthworks must begin in May 2015. Pre-construction work, such as access roads and drainage controls started in Jan 2015.

Major equipment items with long lead times will be ordered in time to achieve the mining and project development schedule. Mining equipment for the initial startup project will be small 35 tonne trucks and 65t excavators. As the project ramps up to full production 95t mining dumptrucks and 170t face shovels will be mobilized by our mining contractor. Water for construction purposes will be provided by small collection dam down stream from a natural spring on the mining property, and water for ongoing production will be supplied from deeper water bores.

The schedule has been developed based on the assumption that all permits have been issued or will be issued and that no delays will occur due to local permitting or social issues.

1.24.5	Opportunities and Risks

There are potential opportunities and risks that have been identified in various areas of the project. These opportunities and risks pertain to production and resource expansion, access to power, mine operations, processing, water management, social and political issues and land acquisition.

Major potential opportunities include:

  Production Expansion – the production schedule reflects Sulliden’s preference to present a financially disciplined capital cost project. The mineral resource has the ability to support a much larger operation.

  Mineral Resource Growth and Mineral Resource Conversion - three main exploration targets have currently been identified on the Shahuindo concession, which together present opportunities for short and medium term mineral resource growth. There is also an opportunity to address insufficiently drilled Inferred mineral resources on the property and convert them to Measured or Indicated categories.

  Access to Electrical Power - a main North-South running national high-tension electric transmission line was installed within the east side of the Shahuindo property. The Company is planning to construct a multi-bay electrical switchyard that will have the capacity of providing additional power for expanded oxide mining scenarios as well as the potential future exploitation of sulphide mineralization. The switchyard and electrical infrastructure for the Shahuindo Project will also benefit the local people and the state.
  The new multi-bay switchyard will provide the local power company, Hidrandina, the possibility of a new connection point to improve the quality of power to the towns of Cajabamba and Huamachuco among others, as well as other operating mines and future mining operations. Should other users require access to electrical power, Sulliden will be reimbursed on a proportional basis for its capital cost investment.

  Pit Geotechnical - Pit slope angles have been estimated based on relatively high fragmented ore material. During detailed design and actual mining, these slopes design parameters may be steepended; thus reducing the strip ratio and waste material generation.

  Mining Costs – Mine cost estimates assume reduced blasting requirements in some of the softer more fragmented soil like material. This may be further reduced based on operational experience during mining.

  Water Management - optimizing leach pad management, including staged reclamation, may eliminate or minimize the need for late project phase water evaporation thereby reducing future capital and operating costs.

Potential areas of risk include:

  Production Expansion - the funding of the expanded mining scenario by internally generated cash flow assumes a gold commodity price of $1,415 per ounce. Metal prices fluctuate and if they significantly declined it could negatively impact the internal cash flow generated by the Project and the Company’s ability to self-fund a future expansion.

  Mineral Resource Growth and Mineral Resource Conversion - the three proposed mineral targets require additional drilling and the Company’s expectations may not coincide with actual results. An area to the northeast of the main mineralized corridor containing

  Inferred material would require the withdrawal of a small number of informal miners in order for the Company to drill and upgrade the mineral resource category.

  Pit Geotechnical and Mine Planning – The geotechnical slope parameters assume that pit walls can be effectively depressurized. Depressurization is assumed to be accomplished using vertical dewatering wells and horizontal drains. Should the depressurization efforts not be successful, then it would require either additional depressurization efforts or further flattening of pit slopes. The additional depressurization would require additional operational and capital costs. Further flattening of slopes could increase the strip ratio and or reduce the available reserves for mining.

  Water Management - excess water in the project’s later years of operation, may exceed the capacity of the evaporation system requiring additional expense for more evaporators, an increase in water treatment or additional diversion structures. The formation of a pit lake could add to the closure costs, depending on timing of the pit to fill and pit lake water quality.

  Social Opposition - some mines in the area have been and continue to be subject to adverse social-political situations. Resistance towards mining activities by the local population could delay or impede the development and operation of the Shahuindo Project.

  Land Acquisition & Resettlement - although land purchase and relocation strategies are in place, a delay or failure in obtaining all surface rights could impede or prevent the development of the project.

  Political Situation - in July 2011, Ollanta Humala was elected as Peru’s new President for a five-year term. Although he openly supports the development of mining projects and foreign investment, these projects have also created heated social conflicts and the political climate has potential to affect both the project delivery and the outcome.

1.25	Interpretation and Conclusions

The Shahuindo Project demonstrates technical and financial viability based on the evaluations, studies, and analyses conducted to-date. A significant Measured, Indicated and Inferred epithermal gold-silver resource and Proven and Probable Reserve have been outlined on the Shahuindo property.

MDA believes that the data provided by Sulliden, as well as the geological interpretations Sulliden has derived from the data, are generally an accurate and reasonable representation of the Shahuindo deposit. Total Measured and Indicated resources were estimated to be 147.3 million tonnes with gold and silver grades of 0.515 g/t and 7.1 g/t, respectively. The Proven and Probable reserves based on project economics and metal recoveries were estimated to be 37.85 million tonnes of ore at gold and silver grades of 0.84 g/t and 9.5 g/t, respectively. The reserve reflects Sulliden’s preference to present a financially disciplined capital cost project as the mineral resource has the ability to support a much larger operation.

The metallurgical testing results indicate that Shahuindo material is amenable to processing by heap leaching methods. Gold recoveries are high, and the rates of recoveries are fairly rapid for oxide material. Reagent requirements are low to moderate.

The capital expenditures required include $131.8 million for pre-preproduction, $8.5 million for working capital and initial fills and $47.8 million for sustaining capital. The operating cost is $11.94/t ore. The project produces 872,000 ounces of gold and 1,725,000 ounces of silver at a cash operating cost of $552 per gold ounce. The project has an after tax NPV @ 5% of $248.6 million. The after tax Internal Rate of Return is 37.8%.

Other primary findings of the Technical Report are:

  Prior to initiation of procurement and construction activities, detailed engineering is required.

  No allowance is included for inflation or escalation or other changes as a result of changing economic conditions in Peru.

  The project has opportunities to extend mine life and improve operating costs.

  The project has potential risks including social issues, water management, pit dewatering, pit lake formation and political uncertainty.

  The project is economically robust. The project’s economics are more sensitive to gold prices/gold recovery variations than to changes in capital and operating costs.

1.26	Recommendations

This section has been updated to reflect the current state of the project.

The work that has been completed to date has demonstrated that Shahuindo is a project of merit and justifies additional work as described in this Section.

A significant Measured, Indicated and Inferred epithermal gold-silver resource has been outlined on the Shahuindo property. The potential open-pit, heap-leach oxide resource can be expanded along both width and strike, while the current Inferred-only sulfide resource is open at depth and along strike. Both targets warrant additional drilling. Sulliden has also identified highly prospective exploration targets on the Shahuindo property that need to be drill tested. On the North Corridor target, follow-up drilling on various mineralized drilled intercepts needs to be conducted. Additional expenditures are clearly warranted to further explore the potential associated with the Shahuindo deposit.

Before mining begins, further geological drilling is proposed to define the ore blocks on a grade control level. Also, re-logging of approximately 30% of the existing core drills to prepare a mining geological characterization model is necessary.

Other drilling recommend at Shahuindo is listed below;

  The expansion of existing oxide resources by drilling both width and strike extensions and sub-parallel corridors immediately to the north and south of the Central Corridor hosting the resource in Shahuindo;

  Deep drilling to expand the sulfide resource;

  Exploration drilling of the North Corridor and other additional targets elsewhere on the property.

Additional geophysics, primarily IP, and surface geochemical sampling are recommended to assist in the delineation of drill targets within the North Corridor and also along the northwest extension of the resource within the Central Corridor.

Ausenco recommends the installation of a meteorological and hydrological monitoring network in the Project area during the operational period. This network will allow for controlling assumptions made in the study, and shall provide a solid basis for future hydrological reevaluations (with emphasis on water balance predictions for operation and closure, the commitments to flow replacement and other aspects that must be established in the closure plan).

Detailed engineering should be started and design and costing of long lead time items finalized to meet the project development schedule. Detailed evaluations of the handing pit lake formation and possible treatment should begin early on in the engineering phase.

The costs of the recommendations are presented in Section 26.0.

Further Information on the Shahuindo Project

Additional information on the Shahuindo Project is set forth below:

Shahuindo Project - Project Description and Location is described in Section 4 of the Shahuindo Technical Report.

Shahuindo Project - Accessibility, Climate, Local Resources, Infrastructure and Physiography is described in Section 5 of the Shahuindo Technical Report.

Shahuindo Project - History is described in Section 6 of the Shahuindo Technical Report.

Shahuindo Project - Geological Setting and Mineralization are described in Section 7 of the Shahuindo Technical Report.

Shahuindo Project - Exploration is described in Section 9 of the Shahuindo Technical Report.

Shahuindo Project - Drilling is described in Section 10 of the Shahuindo Technical Report.

Shahuindo Project - Sampling and Analysis is described in Section 11 and 13, respectively, of the Shahuindo Technical Report.

Shahuindo Project - Security of Samples is described in Section 12 of the 105 Technical Report.

Shahuindo Project - Mineral Resource and Reserve Estimates are described in Sections 14 and 15, respectively, of the Shahuindo Technical Report.

Shahuindo Project - Mining Operations are described in Section 16, 17 and 18, respectively, of the Shahuindo Technical Report, as revised pursuant to the Company’s current estimated exploration and development program as detailed below.

Shahuindo Project - contemplated exploration and development is described in Sections 21 and 22 of the Shahuindo Technical Report, as revised pursuant to the Company’s current estimated exploration and development program as detailed below.

Shahuindo Project - Capital Costs, Exploration and Development Program

On December 1, 2014, Rio Alto announced that the management estimated capex required to achieve first gold production at the Shahuindo Project to be US$70 million. The variance in estimated capital relative to the estimated capital costs reported in the Shahuindo Technical Report reflects a number of changes to approach which are based on Rio Alto’s experience at its nearby La Arena Gold Oxide Mine. Specifically this includes contractor versus owner mining, dump leach as opposed to the 2-stage crush + agglomerate route selected by Sulliden, and use of a small (4 million tonne) “starter” leach pad requiring limited cut/fill as compared to Sulliden’s plan for a large valley-fill leach pad.

It is expected that the principal contractors for construction of the gold mine on the Shahuindo Project will be Stracon GyM in respect of civil earthworks, pad and waste dump construction, and Heap Leach Consulting SAC (“HLC”) in respect of the fabrication and construction of the Stage 1 adsorption/desorption processing plant. Stracon GyM will also be responsible for mining and on-going pad and waste dump construction at Shahuindo as an extension to the existing, highly successful mining alliance currently in place at La Arena. Both Stracon GyM and HLC were the principal contractors for the construction of the La Arena Gold Oxide Mine in 2010/2011 and have been working for Rio Alto in various capacities since then.

Initial mining will be focused on near surface sandstone material that will require no crushing and potentially some material that may require single stage crushing before being placed on the leach pad. Rio Alto believes that previous test work completed by Kappes Cassidy, as outlined in the Shahuindo Technical Report was done with a bias towards 2-stage crushing and agglomeration of all mineralized material. From its almost 4 years of operating experience at La Arena and geological similarities of the two deposits, the Company believes that this is an overly conservative view - additional metallurgical test work is underway to demonstrate that alternative options will provide cheaper means of leaching while achieving similar recoveries. To provide additional support for this additional test work, approximately 30% of the drill holes previously completed by Sulliden Mining Corp. have been re-logged to allow for the simple classification of rock types prior to mining commencing. Also, 20,000 meters of shallow, closely-spaced, grade control drilling will be completed in the starter areas of the pit prior to the start up of mining activities. The cost of the grade control drilling is included in the estimated capex. Additional exploration drilling focused on resource expansion is also being considered but is yet to be programed and will only be justified if the gold price improves from current low levels. Based on the additional metallurgical test work, re-logging of existing drilling and the starter pit grade control drilling, an updated resource and reserve estimate is expected to be completed for Shahuindo in Q3, 2015.

RISK FACTORS

Overview

The Company's business consists of the exploration, development and exploitation of mineral properties and is subject to certain risks. Some of these risks apply to the mining industry in general and others that apply to La Arena Project and the Shahuindo Project. These risks could have a significant impact on the Company’s business, revenues, cash flows, earnings, financial condition, results of operations and prospects for the future.

This section describes the risks that the Company believes are most material to its business. This is not a complete list of the risks that the Company is subject to. There are other risks that the Company does not currently believe to be material that could become material in the future and other risks that are not presently known to the Company. The Company has systems and procedures in place to identify and manage these risks, but many of these risks are beyond the Company’s control and there is no assurance that the Company will be successful in preventing the harm that the Company could suffer should any of these events actually occur.

The risks described in this section and the other information contained and incorporated by reference in this Annual Information Form should be carefully considered by readers.

General Risk Factors

Risks inherent given the nature of mining, mineral exploration and development projects in general

Mining operations generally involve a high degree of risk. The Company's operations are subject to the hazards and risks normally encountered in the exploration, development and production of minerals, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development and mine start up projects have no operating history upon which to base estimates of future cash operating costs. For such projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated capital and operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash capital and operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. Because of these uncertainties, no assurance can be given that exploration programs will result in the identification or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Company has limited revenue history

The Company commenced commercial production at the La Arena Gold Oxide Mine in January 2012, and recorded revenues during the years ended December 31, 2012, 2013 and 2014, however, there can be no assurance that the Company will continue to achieve profitability. There can be no assurance that significant losses will not occur in the near future or that the Company will continue to be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as costs related to consultants, personnel, operating supplies and equipment associated with advancing exploration, development and commercial production of the La Arena Project, the Shahuindo Project or other properties in which the Company has an interest increase. The development of the Company's properties will require the commitment of substantial resources to conduct time-consuming development.

Liquidity concerns and future financings

The Company will require significant capital and incur operating expenditures in connection with the development of the La Arena Project, the Shahuindo Project or other properties in which the Company has an interest. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Disruptions in credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If future financing is not available to the Company when required, as a result of limited access to credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest the capital for the Company’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could cause the Company to postpone or slow down its development plans, forfeit rights in some or all of the Company's properties or reduce or terminate some or all of its activities.

Risks Relating to the Company’s Business

Changes in the market prices for gold, copper, other minerals and commodities, which in the past have fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability depends upon the world market price of gold, copper, other metals and oil. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals and oil are influenced by factors including:

  industrial and retail supply and demand;

  exchange rates;

  expectations with respect to inflation rates;

  interest rates;

  changes in global economies;

  confidence in the global monetary system;

  forward sales of gold, copper, other metals and oil by producers and speculators; and

  other global or regional political, social or economic events.

The supply of gold, copper and other metals consists of a combination of new mine production, recycled material and existing stocks held by governments, producers, speculators and consumers.

If the market prices for gold, copper or other metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, it may not be economically feasible to commence or continue production. This would materially and adversely affect production, profitability and the Company’s financial position. The Company may, depending on hedging practices, experience losses and may determine to discontinue operations or development of a project or mining at one or more of its properties. If the price of gold or copper declines significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Gold and copper prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold, copper and other metals are produced, a profitable market will exist for them. A decline in the market price of gold, copper or other minerals may also require the Company to write down its mineral properties which would have a material and adverse effect on its earnings and profitability and the Company’s ability to continue as a going concern. The Company does not hedge the price of metals or oil.

The Company has a short history of producing metals from La Arena Gold Oxide Mine and no history of production from La Arena Sulphide Project or the Shahuindo Project. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and receipt of permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the La Arena Project and the Shahuindo Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations.

Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. The risks and hazards involved in mining include:

  environmental hazards;

  industrial accidents;

  labour disruptions;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fires;

  metal losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

The Company’s operations may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future production activities.

Exploration on the Company’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of the Company as well as possible relinquishment of the exploration and mining tenements.

The Company depends heavily on limited properties, and there can be no guarantee that the Company will successfully acquire additional commercially mineable mineral rights.

The La Arena Project and the Shahuindo Project account for the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of either of these projects such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

There can be no assurance that the La Arena Project and the Shahuindo Project will be profitable.

The Company currently is analyzing the feasibility of the La Arena Sulphide Project, operates the La Arena Gold Oxide Mine profitably and is developing the Shahuindo Project. However, there can be no assurance that the La Arena Gold Oxide Mine will continue to be profitable or that the La Arena Gold Sulfide Project and the Shahuindo project will be profitable.

Failure to meet production targets and cost estimates will affect the La Arena Project

Production costs on the La Arena Gold Oxide Mine may also be affected by increased stripping costs, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on sales, profitability, cash flow and overall financial performance.

Regulatory Requirements and Permitting

The current and future operations of the Company, including exploration or development activities and commencement of production on its properties require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, water use, toxic substances, land use, environmental protection, mine safety, community involvement and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the construction of mining facilities and conduct of mining operations will be obtainable in a timely manner or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Company’s business is subject to potential political, social and economic instability in Peru

The Company’s mineral property interests are located in the Republic of Peru. For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls the effects of which were to restrict the ability of both domestic and foreign companies to freely operate.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. There is also the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of local communities, unemployed people and unions can occur on national and provincial routes. The Company enjoys good relationships with the surrounding communities, but there is no assurance that such relationships will continue in the future.

Changes in Peruvian regulations could increase the Company’s operating costs

The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.

Social and community issues may affect operations

In recent years communities and non-governmental organizations (“NGO's”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO's have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities, but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGO's may have a material adverse effect on the Company's financial position, cash flow and results of operations.

During the latter part of September 2011, a group of approximately thirty people from the communities within the La Arena Gold Oxide Mine’s area of influence illegally blockaded the entrance to the mine preventing workers from entering or leaving. As a result, nearly ten effective development and construction working days were lost during September. The loss of productive time pushed completion of the leach pad and process plant expansion from October into November and also delayed pit development with a corresponding loss of waste and ore production. During the blockade it became clear that certain individuals had misinformed members of the community and had made unfounded accusations about the Company in order to further their own personal ambitions. Once a proper dialogue was re-established the blockade dissolved peacefully.

In late May 2013, a group from the communities in the province of Sanchez Carrion-La Libertad declared an indefinite blockade on all the public access roads in the area. They were protesting the Peruvian judicial system, the local district attorney and the state police force. The La Arena Gold Oxide Mine was able to function normally due to a back-up of fuel supplies; however, in early June 2013, mining and civil construction had to cease for three days, due to a reduction of fuel stocks.

Currency fluctuations may affect the costs of doing business

The Company’s activities and principal business office is located in Peru. Gold, copper and other metals are sold in international markets at prices denominated in USD. However, some of the costs associated with the Company’s activities in Peru may be denominated in currencies not directly related to the USD cost. Any appreciation of these currencies vis a vis the USD could increase the Company’s cost of doing business. In addition, the USD is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not currently utilize hedging programs to mitigate the effect of currency movements.

Mineral resource and mineral reserve estimates may be inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management's assumptions, including economic assumptions such as metal prices, market conditions and actual events could have a material adverse effect on the Company's mineral reserve estimates, financial position and results of operations.

Environmental, health and safety regulation and enforcement will affect the Company’s activities

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental, health and safety legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Title to property interests may be unreliable

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. These properties may be subject to prior unregistered agreements, interests or other land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Title to mineral interests in some jurisdictions, is often not susceptible of determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its properties as it believes are commensurate with the value of such properties.

Uninsured risks exist and may affect certain values

The Company maintains insurance to cover normal business risks. In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including explosions, rock bursts, cave-ins, fire and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares.

Key-Man performance and liability insurance factors should be considered

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not, as yet, purchased any “key-man” insurance with respect to any of its directors, officers, key employees and has no current plans to do so.

Although the Company obtains liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

The Company’s Operations in Peru

La Arena Project and the Shahuindo Project are located in Peru. As in any jurisdiction, mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry or political instability. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance, as, for 20 years now, the Peruvian economy is very much a market ruled economy. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. There are risks relating to an uncertain or unpredictable political environment in Peru.

Foreign Subsidiaries

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Competition could have material adverse effects

The Company competes with many other companies that have substantially greater resources. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund the Company's operations and develop its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operations and business.

Dependence on outside parties and their performance are a factor

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If parties whose work is relied upon are negligent or whose work is deficient or is not completed in a timely manner, it could have a material adverse effect on the Company.

Ability to attract and retain qualified personnel will determine the Company’s success

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Availability of reasonably priced raw materials and mining equipment

The Company will require a variety of materials in its business as well as a wide variety of mining equipment. To the extent these materials or equipment are unavailable or available only at significantly increased prices, the Company's production and financial performance could be adversely impacted.

Share price fluctuations will likely occur

The market price of securities of many companies, particularly development stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance or the underlying asset values of prospects of such companies. There can be no assurance that fluctuations in the Common Share price will not occur.

Dilution and future sales of Common Shares will be at the discretion of the Company

The Company may issue additional shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and shareholders will have no pre-emptive rights in connection with further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of preferred shares and the price and terms of further issuances of Common Shares.

Dividends may not be payable

The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the Company’s financial condition and other factors, which the Board of Directors may consider appropriate in the circumstances. The Company has not paid any dividends since its inception and it is not anticipated that dividends will be paid in the immediate or foreseeable future.

Conflicts of interest may arise

There are potential conflicts of interest to which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged in the mining industry, and situations may arise where such directors and officers interests’ could be in conflict with those of the Company. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies applicable under, the ABCA, and the applicable statutes of the jurisdictions of the Company of the Company's subsidiaries.

Risk Factors Relating to the Tahoe Arrangement

The Tahoe Arrangement Agreement may be terminated

Each of Rio Alto and Tahoe has the right to terminate the Tahoe Arrangement Agreement and the Tahoe Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Tahoe Arrangement Agreement will not be terminated by either Rio Alto or Tahoe before the completion of the Tahoe Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Rio Alto common shares or otherwise adversely affect the business of the Company.

Additionally, the Tahoe Arrangement is conditional upon, among other things, shareholder approval from Rio Alto shareholders on the arrangement, shareholder approval from Tahoe, receipt of final order from the Alberta Court of Queen’s Bench and Tahoe and/or Rio Alto having obtained all government or regulatory approvals required by law, policy or practice. There can be no certainty that all conditions precedent to the Tahoe Arrangement will be satisfied. Furthermore, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Rio Alto.

Rio Alto will incur costs even if the Tahoe Arrangement is not completed

Under the terms of the Tahoe Arrangement Agreement, Rio Alto may have to pay a significant termination fee (in the amount of $57.6 million) or other termination expenses in certain circumstances. Additionally, certain costs related to the Tahoe Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by Rio Alto even if the Tahoe Arrangement is not completed, which could have an impact on the financial performance of Rio Alto.

The market price for the Rio Alto common shares may decline.

If the resolution approving the Tahoe Arrangement (the “Arrangement Resolution”) is not approved by shareholders of Rio Alto or the conditions precedent to the Tahoe Arrangement are otherwise not met, the market price of the Rio Alto common shares may decline to the extent that the current market price of the Rio Alto common shares reflects a market assumption that the Tahoe Arrangement will be completed. If the Arrangement Resolution is not approved and the Rio Alto Board of Directors decides to seek another similar transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Tahoe Arrangement.

DIVIDENDS

The Company has no dividend policy. No dividends have been declared in the three most recently completed financial years of the Company. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at the relevant time.

CAPITAL STRUCTURE

General Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. No Preferred Shares have been issued. As at December 31, 2014, 332,605,064 Common Shares were issued and outstanding as fully paid and non-assessable shares and no Preferred Shares were issued and outstanding. At the Effective Date, there are 334,363,940 Common Shares issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and attend any meeting of the Company's shareholders and are entitled to one vote for each Common Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attaching to any other class of shares, the holders of the Common Shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company and are entitled to receive the remaining property upon liquidation of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the Board of Directors of the Company, who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. As at the date hereof, there are no Preferred Shares issued and outstanding. The Preferred Shares of each series shall, with respect to dividends, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences and priorities over the Common Shares and any other shares of the Company ranking junior to such series of Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed and posted for trading on the TSX under the stock market symbol “RIO”. The following table sets forth the price range (high and low) of the Common Shares and volume traded on the TSX for the periods indicated.

	Price (C$)
	High	Low	Volume
January 2014	2.14	2.04	823,008
February 2014	2.57	2.44	684,161
March 2014	2.45	2.32	1,013,437
April 2014	2.23	2.15	345,289
May 2014	2.10	2.02	800,484
June 2014	2.22	2.11	1,020,825
July 2014	2.62	2.52	446,847
August 2014	2.96	2.84	1,044,187
September 2014	3.08	2.93	3,122,646
October 2014	2.79	2.63	1,580,676
November 2014	2.78	2.58	2,498,951
December 2014	2.87	2.69	3,149,267

The Common Shares of the Company have been listed and posted for trading on the Bolsa de Valores de Lima since October 28, 2009, with no trades occurring in October 2009. The following table sets forth the price range (high and low) of the Common Shares in U.S. dollars and volume traded on the Bolsa de Valores de Lima for the periods indicated.

	Price (US$)
	High	Low	Volume
January 2014	1.94	1.87	195,452
February 2014	2.31	2.24	207,948
March 2014	2.19	2.10	138,602
April 2014	2.02	1.97	47,801
May 2014	1.92	1.87	219,577
June 2014	2.04	1.96	263,582
July 2014	2.40	2.35	176,439
August 2014	2.67	2.60	390,131
September 2014	2.78	2.69	204,704
October 2014	2.47	2.38	170,285
November 2014	2.47	2.36	197,782
December 2014	2.35	2.25	141,735

The Common Shares of the Company have been listed and posted for trading on the New York Stock Exchange since December 21, 2012.

	Price (US$)
	High	Low	Volume
January 2014	1.96	1.85	420,057
February 2014	2.33	2.20	274,693
March 2014	2.21	2.10	411,005
April 2014	2.04	1.96	269,350
May 2014	1.94	1.86	358,098
June 2014	2.06	1.95	382,707
July 2014	2.44	2.34	249,537
August 2014	2.69	2.58	333,531
September 2014	2.80	2.66	395,237
October 2014	2.49	2.34	270,953
November 2014	2.45	2.27	387,504
December 2014	2.49	2.34	555,985

The following table summarizes the issuances of securities convertible into Rio Alto common shares for the financial year ended December 31, 2014.

			Number of
	Description of		Securities	Issue/Exercise
Date of Issuance	Transaction	Number of Securities Issued	Granted	Price per Security
February 4, 2014	Option Exercise	100,000 Rio Alto Shares	N/A	$0.30
February 27, 2014	Option Exercise	120,000 Rio Alto Shares	N/A	$0.30
June 20, 2014	Option Exercise	80,000 Rio Alto Shares	N/A	$0.30
July 17, 2014	Option Exercise	40,000 Rio Alto Shares	N/A	$0.30
August 5, 2014	Share Issuance	1,711,505 Rio Alto Shares	N/A	N/A1
	Sulliden DSU/RSU
	Share Issuance
August 5, 2014	Sulliden Acquisition	151,694,886 Rio Alto Shares	N/A	N/A1
August 19, 2014	Option Exercise	5,250 Rio Alto Shares	NA	$0.73
August 19, 2014	Option Exercise	26,250 Rio Alto Shares	NA	$0.80
August 19, 2014	Option Exercise	135,500 Rio Alto Shares	NA	$0.30
August 21, 2014	Option Exercise	25,000 Rio Alto Shares	NA	$2.12
August 21, 2014	Option Exercise	165,000 Rio Alto Shares	NA	$0.30
August 27, 2014	Option Exercise	30,000 Rio Alto Shares	NA	$1.90
September 4, 2014	Option Exercise	105,000 Rio Alto Shares	NA	$1.54
September 11, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.70
September 15, 2014	Option Exercise	183,750 Rio Alto Shares	NA	$1.52
September 17, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.52
September 18, 2014	Option Exercise	105,000 Rio Alto Shares	NA	$1.52
September 23, 2014	Option Exercise	52,500 Rio Alto Shares	NA	$1.52
September 30, 2014	Option Exercise	4,777 Rio Alto Shares	NA	$1.70
October 2, 2014	Option Exercise	55,000 Rio Alto Shares	NA	$1.50
October 17, 2014	Option Grant	N/A	1,200,000	$2.91
October 20, 2014	Option Exercise	498,750 Rio Alto Shares	NA	$1.52
October 22, 2014	Option Exercise	60,000 Rio Alto Shares	NA	$1.90
October 29, 2014	Option Exercise	200,000 Rio Alto Shares	NA	$1.80
November 12, 2014	Option Exercise	21,000 Rio Alto Shares	NA	$1.70
November 17, 2014	Option Exercise	252,000 Rio Alto Shares	NA	$1.52
November 18, 2014	Option Exercise	94,500 Rio Alto Shares	NA	$1.52
November 21, 2014	Option Exercise	26,250 Rio Alto Shares	NA	$1.83
November 21, 2014	Option Exercise	3,456 Rio Alto Shares	NA	$1.70
January 9, 2015	Option Exercise	131,250 Rio Alto Shares	NA	$1.39
January 12, 2015	Warrant Exercise	750,000 Rio Alto Warrants	NA	$2.39
January 19, 2015	Warrant Exercise	300,000 Rio Alto Warrants	NA	$2.39
January 19, 2015	Option Exercise	23,625 Rio Alto Shares	NA	$1.96
January 26, 2015	Option Exercise	78,750 Rio Alto Shares	NA	$1.70
February 18, 2015	Option Exercise	126,000 Rio Alto Shares	NA	$1.95
February 25, 2015	Option Exercise	152,250 Rio Alto Shares	NA	$1.47

Note:
(1)	Shares issued as consideration pursuant to the Sulliden Transaction.

All options were granted under the Company's Stock Option Plan, which was last approved by shareholders of the Company on May 12, 2014.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the names and municipalities of residence of the current directors and executive officers of the Company, their respective positions and offices with the Company and date first appointed or elected as a director and/or executive officer and their principal occupation(s) within the past five years.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service	Principal Occupation
Alex Black(3), (4) San Isidro, Lima, Peru	Chief Executive Officer since January 23, 2012, and a Director since June 25, 2009 and President since June 2, 2010(4)

Alex Black lives in Lima, Peru and has 30 years’ experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Victor Gobitz(3) Lima, Peru	Director since March 8, 2011, Chief Operating Officer between February 1, 2012 and June 30, 2013

Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a  Master’s degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Board of Directors of another public mining company listed on Bolsa de Valores de Lima, Castrovirreyna Compañía Minera. Mr. Gobitz has been Director of Volcan Compañía Minera and Sociedad Nacional de Minería, Energía y Petróleo (SNMPE) and has extensive experience in the startup and expansion of mining projects and currently is Director of the Peruvian Mining Safety Institute (ISEM) and Member of the Board of the Peruvian Corps of Engineers – Chapter of Mining Engineers (CIP).

Bruce Humphrey, Midland, Ontario, Canada	Director since August 5, 2014

Mr. Humphrey is a mining engineer with 40 years’ experience in the mining industry. He has worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. He has been very active in several mining associations and mine safety groups. In his most recent positions, Mr. Humphrey was President and CEO of Desert Sun Mining Corp., (TSX:DSM) (AMEX:DEZ). Prior to this he was Senior Vice President and Chief Operating Officer of Goldcorp Inc., (TSX:G) (NYSE:GG). He currently serves on the Boards of Black Iron, Sulliden Mining Capital, and Arena Minerals. He has recently been a Director of Yamana, B2 Gold, Crocodile Gold, Avion Gold and Chairman of Consolidated Thompson.

Kathryn Johnson Vancouver, BC, Canada	Chief Financial Officer since April 1, 2014

Ms. Johnson is a Chartered Accountant and holds a Bachelor of Arts in Political Science and History from the University of British Columbia. Ms. Johnson joined the Rio Alto team, based in Vancouver, in December 2011. Prior to this, Ms. Johnson was the Corporate Controller at Petaquilla Minerals and a senior associate in the Audit and Assurance Group of PricewaterhouseCoopers LLP.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service	Principal Occupation
Drago Kisic(1) (3) Lima, Peru	Director since March 15, 2010

Drago Kisic Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of the Central Reserve Bank of Peru; UNACEM (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Drago was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Eduardo Loret de Mola Lima, Peru	Chief Operating Officer since October 23, 2014

Mr. Loret de Mola is a Mining Engineer with a Master's Degree in Mining Economy from the University of Minnesota and has over 35 years’ experience in executive and management positions in operations, planning and commissioning of mining and exploration projects in Peru and abroad. While working for Trafigura Group he was Corporate Manager for the Latin American Technical Division, General Manager of their two on-going operations in Peru, General Manager of Empresa Minera del Caribe (Cuba) and General Manager for the Latin American Mining Division. He was also Corporate Operative Excellence Manager and International Operations Manager for Hochschild Mining PLC. Additionally, Mr. Loret de Mola has provided high level consulting services to foreign investors and international organizations in the mining operations, environmental and community relations areas, and creation of investor alliances with local companies, and pursuit of strategic partnerships for the execution of projects, feasibility studies and financial evaluations.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service	Principal Occupation
Ram Ramachandran (1), (2) Toronto, Ontario, Canada	Director since May 11, 2011

Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 12 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran's contributions to the capital markets include authoring and launching the “Canadian Securities Reporter”, a proprietary public company subscription service currently available through the CICA's Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC's Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Sidney Robinson(1),(2) Toronto, Ontario, Canada	Director since March 8, 2011

Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Corporation, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).

Peter Tagliamonte North Bay, Ontario, Canada	Director since August 5, 2014

Mr. Tagliamonte is a professional mining engineer and also holds an MBA from the Richard Ivey School of Business, at the University of Western Ontario. He is the former President and CEO of Central Sun Mining and Chief Operating Officer of Desert Sun Mining where he developed the Jacobina Mine in Brazil into a 4,200-tonne-per-day mining operation. Mr. Tagliamonte has over 25 years of progressive managerial experience building and operating mines worldwide, notably in Central and South America. In 2005, he received the Mining Journal's “Mine Manager of the Year” award in recognition for his work in the mining sector. Formerly he was President and CEO of Sulliden Gold Corp.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service	Principal Occupation
Klaus Zeitler(2) West Vancouver, BC, Canada	Chairman and a Director since June 25, 2009

Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee
(3)	Member of Health, Safety and Community Committee.
(4)	Alex Black Served as Chief Operating Officer from June 25, 2009 to January 23, 2012

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly or exercised control or direction over, 12,428,846 Common Shares or approximately 7.03% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, within 10 years before the date hereof, has been, a director or executive officer of any corporation that, while that person was acting in that capacity:

1.	was the subject of a cease trade or similar order, or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

2.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.	within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ramachandran was a director of Century Mining Corporation (“Century”), a wholly owned subsidiary of White Tiger Gold Limited (“White Tiger”), from October 21, 2011 to May 30, 2012. On May 18, 2012 Century’s secured lender realized its security consisting of White Tiger’s interest in Century upon default by Century under the secured loan. Mr. Ramachandran resigned as a director of Century effective May 30, 2012 upon the appointment of a receiver to the assets of Century.

Personal Bankruptcies:

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions:

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

1.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Audit Committee

The composition of the Audit Committee is as follows.

Mr. Drago Kisic is both financially literate and independent. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Peru and a Masters of Philosophy degree from Oxford University. He serves as a director of the Central Bank of Peru and is a director of several companies, and has been the President of the Peruvian securities and companies’ regulatory authority, a Vice-President of the Lima Stock Exchange, and an advisor to the Executive Director of the World Bank. Mr. Kisic was the founding partner and is a director of MACROCONSULT and MARCOINVEST and as such has worked with a number of international banks to advise the Peruvian Government during its privatization process for mining companies and telephone and telecommunications companies. Mr. Kisic’s education and business experience provides him with an understanding of the accounting principles used by the Company to prepare its consolidated financial statements and to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. His experience also includes an understanding of internal control procedures for financial reporting and an ability to analyze and evaluate financial statements with a level of complexity comparable to the breadth and level of complexity involved in the preparation of the Company’s financial statements.

Mr. Sidney Robinson is independent and financially literate. Mr. Robinson has been a director of numerous reporting issuers and has experience in financing, mergers and acquisitions, as well as the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Mr. Ram Ramachandran is the Chairman of the Audit Committee and is independent and financially literate. Mr. Ramachandran is currently the Chief Financial Officer of a TSX listed company and a TSXV listed company and has over 25 years of financial reporting experience in a multitude of capacities.

The Audit Committee has procedures requiring that certain non-audit services be pre-approved. Such procedures are set out in the text of the Audit Committee Charter attached as Schedule A to this Annual Information Form.

The aggregate fees billed by the Company’s external auditors in each of the three fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended	Audit Related	Taxation Related	Other	Total
31-Dec-12	$372,772	$20,662	$0	$393,434
31-Dec-13	$288,176	$0	$106,863	$395,039
31-Dec-14	$318,371	$0	$58,134	$376,505

Conflicts of Interest

Certain directors and senior officers of the Company and its subsidiaries are associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there were no legal proceedings during the year ended December 31, 2014, to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated during the financial year ended December 31, 2014.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

AUDITORS

The Company’s auditors are Grant Thornton LLP, at its Vancouver office located at 333 Seymour Street, Vancouver, BC, V6B 0A4. Grant Thornton LLP was appointed as auditor of the Company on October 26, 2010.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Investor Services Inc. at its Vancouver office located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

The Company’s co-transfer agent and registrar is Computershare Trust Company, Inc. at its Golden, Colorado office, located at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

MATERIAL CONTRACTS

Other than contracts which were entered into in the ordinary course of business, the only contract the Company has entered into the following material contracts during the most recently completed financial year ended December 31, 2014 or before the most recently completed financial year but that are still in effect is the Gold Prepayment Facility.

In 2011, the Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). The remaining committed ounces under the Prepayment were settled in July 2014.

Subsequent to delivering the final estimated remaining ounces owing under the Purchase Agreement, the Company was informed by the option holder that the option holder was in disagreement with the Company’s conclusion that the total obligation had been fulfilled. As more particularly described in the 2015 Technical Report, the gold mineral resources and mineral reserves of the body of gold oxide mineralization within the Calaorco pit described in the 2010 Report have increased, while the Ethel pit has been exhausted through mining. As a result of the increased gold mineral resources and mineral reserves, the contracting parties are working together to reach an agreed upon interpretation of the Purchase Agreement. Management cannot, at this time, reasonably estimate the number of ounces, if any, that the Company will be obligated to deliver to the counterparty over and above the 634,000 ounces already delivered through October 2014. In the interim, Rio Alto has voluntarily re-commenced delivery of gold produced from the Calaorco pit to the counterparty with a view to reaching an agreement regarding the interpretation of the Gold Purchase Agreement.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Corporation during, or related to, the Corporation’s most recently completed financial year other than MP Peru SAC, Ausenco Ltd., Kappes, Cassiday & Associates, Enrique Garay, Ian Dreyer, Tim Williams, Greg Lane, Scott Elfen, Fernando Angeles, Carl Defilippi, Thomas L. Dyer, Paul Tietz and Grant Thornton LLP.

As at the date of hereof, MP Peru SAC, Ausenco Ltd., Kappes, Cassiday & Associates, Enrique Garay, Ian Dreyer, Tim Williams, Greg Lane, Scott Elfen, Fernando Angeles, Carl Defilippi, Thomas L. Dyer, and Paul Tietz did not beneficially own any Common Shares of the Company. Enrique Garay, Vice President Geology of the Company, beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares and 225,000 stock options. Tim Williams, VP Operations, holds 185,000 stock options.

As at the date of hereof, the partners and associates of Grant Thornton LLP, Chartered Accountants, the external auditors of the Corporation, as a group, did not beneficially own any of the Company’s outstanding Common Shares and are independent in accordance with the auditors’ rules of professional conduct in Canada.

Daniel Kenney, the Corporate Secretary of the Company, is a lawyer at Davis LLP, which law firm provides legal services to the Company. As of the date hereof, the associates and partners of Davis LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. Daniel Kenney holds 600,000 stock options.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the financial year ended December 31, 2014, which are available on SEDAR and EDGAR.

Copies of the foregoing documents and this Annual Information Form and any document, incorporated by reference in this Annual Information Form may be obtained by accessing SEDAR and EDGAR.

SCHEDULE A

AUDIT COMMITTEE CHARTER

Role and Objective

The Audit Committee (the “Committee”) is a committee of the Board of Directors of Rio Alto Mining Limited (the “Corporation”) to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as set out below.

  To assist Directors in satisfying their responsibilities in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

  Provide an open avenue of communication among the Corporation's Board of Directors and the external auditors.

  To enhance the external auditors' independence and review and appraise their performance.

  To review the credibility and objectivity of financial statements.

  To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Composition

The Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of National Instrument 52-110 Audit Committees, U.S. Securities laws and regulations and applicable stock exchange rules) unless the Board determines to rely on an exemption in NI 52-110. “Independent” generally means free from any business or other direct or indirect material relationship with the Corporation that could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment.

All of the members of the Committee must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

The Board of Directors shall have the power to appoint the Committee Chair, failing which the Committee Chair shall be elected from its members.

The Secretary to the Board shall act as Secretary of the Committee.

Meetings

The Committee shall meet not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board of Directors.

Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor. The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee in its discretion may consider advisable.

The Chief Financial Officer of the Corporation shall be available to attend at all meetings of the Committee unless otherwise excused from all or any part of such meeting by the Chair. The Committee will have access to such other officers and employees of the Corporation and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The auditors of the Corporation are entitled to receive notice of every meeting of the Committee and be heard thereat.

Responsibilities

The Committee’s primary responsibilities are to:

(A)	oversee accounting and financial reporting processes of the Corporation and the audits of the Corporation’s financial statements;

(B)	oversee the work of the external auditors;

(C)	undertake annually a review of this mandate and, where necessary or desirable, recommend changes to the Board of Directors;

(D)	satisfy itself on behalf of the Board with respect to the Corporation's internal control systems, including, where applicable, relating to derivative instruments:

(1)	identifying, monitoring and mitigating business risks; and

(2)	ensuring compliance with legal, ethical and regulatory requirements;

(E)

review the Corporation's annual and interim financial statements and the notes thereto prior to their submission to the Board of Directors for approval. The process should include but not be limited to:

1)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;

2)	reviewing significant accruals, reserves or other estimates and reserves with respect to environmental matters;

3)	reviewing accounting treatment of unusual or non-recurring transactions;

4)	ascertaining compliance with covenants under loan agreements;

5)	reviewing financial reporting relating to asset retirement obligations;

6)	reviewing disclosure requirements for commitments and contingencies;

7)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

8)	reviewing unresolved differences between management and the external auditors;

9)	obtain explanations of significant variances with comparative reporting periods; and

10)	determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

(F)

review the financial statements, prospectuses, management’s discussion and analysis, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s disclosure of all other financial information. The Committee shall also review the Corporation’s policies and procedures for making and updating disclosures on the Corporation’s website;

(G)	with respect to the appointment of external auditors by the Board:

1)

ensure the auditors’ ultimately accountability to the Board of Directors and to the Committee as representatives of the shareholders of the Corporation and as such representatives, to evaluate the performance of the auditors;

2)	recommend to the Board of Directors the appointment of the auditors;

3)	recommend to the Board of Directors the terms of engagement of the auditors, including the compensation of the auditors and a confirmation that the auditors shall report directly to the Committee;

4)

obtain on a periodic basis, a formal written statement of auditors setting forth all relationships between the auditors and the Corporation, consistent with Canadian and other applicable auditor independence standards, and to review such statements and actively engage in a dialogue with respect to any relationships or services that may impact the objectivity and independence of the auditors, and to review the statement and dialogue with the Board of Directors and recommend to the Board of Directors appropriate action to ensure the independence of the auditors;

5)	provide a line of communication between the auditors and the Board of Directors;

6)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

7)

meet with the auditors at least once per quarter without the presence of management to allow a candid discussion regarding any concerns the auditors may have and to resolve any disagreements between management and the external auditors regarding financial reporting;

(H)	review risk management policies and procedures for the Corporation (i.e. hedging, litigation and insurance);

(I)

review the evaluation of internal controls and management information systems by the external auditors together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented;

(J)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

(K)

review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures;

(L)

satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information from the Corporation's financial statements and periodically assess the adequacy of those procedures;

(M)	review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

(N)

review and approve the proposed audit plan and the external auditors’ proposed audit scope and an d approach with the external auditors and management and such no unjustifiable restriction or limitations have been placed on the scope;

(O)

approve in advance all audit and non-audit engagements of the external auditors; provided, however that non-audit engagements may be approved pursuant to a pre- approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Corporation’s management, and (iii) requires that the delegatee inform the Committee of each services approved and performed under the policy. Approval for minor non-audit related services is subject to applicable laws;

(P)	establish a procedure for the:

1)	confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and

2)	receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(Q)	ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(R)	ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation

(S)	review any other matters that the Committee feels are important to its mandate or that the Board chooses to delegate to it;

Authority

Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).

Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.